Exhibit 99.1

小马智行·pony.ai

# Pony AI Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

**Stock Code : 2026**



2026

INTERIM REPORT

# Contents



# Company Information

## EXECUTIVE DIRECTORS

Dr. Jun Peng (彭軍)
*(Chairman of the Board and Chief Executive Officer of the Company)*
Dr. Tiancheng Lou (樓天城)
*(Chief Technology Officer of the Company)*

## NON-EXECUTIVE DIRECTORS

Mr. Fei Zhang (張斐)
Mr. Takeo Hamada

## INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Jackson Peter Tai (戴國良)
Dr. Mark Qiu (邱子磊)
Ms. Asmau Ahmed

## AUDIT COMMITTEE

Mr. Jackson Peter Tai (戴國良) *(Chairman)*
Dr. Mark Qiu (邱子磊)
Ms. Asmau Ahmed

## COMPENSATION COMMITTEE

Dr. Mark Qiu (邱子磊) *(Chairman)*
Dr. Jun Peng (彭軍)
Ms. Asmau Ahmed

## NOMINATION COMMITTEE

Dr. Mark Qiu (邱子磊) *(Chairman)*
Dr. Jun Peng (彭軍)
Ms. Asmau Ahmed

## CORPORATE GOVERNANCE COMMITTEE

Dr. Mark Qiu (邱子磊) *(Chairman)*
Mr. Jackson Peter Tai (戴國良)
Ms. Asmau Ahmed

## JOINT COMPANY SECRETARIES

Dr. Haojun Wang (王皓俊) *(appointed with effect from June 10, 2026)*
Mr. Tung Ching Raphael Ng (吳東澄)
*(Fellow of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom)*

## AUTHORIZED REPRESENTATIVES

Dr. Jun Peng (彭軍)
Mr. Tung Ching Raphael Ng (吳東澄)

## HEADQUARTER AND PRINCIPAL PLACE OF BUSINESS IN THE PRC

1301 Pearl Development Building
1 Mingzhu 1st Street, Hengli Town
Guangzhou, PRC

## PRINCIPAL PLACE OF BUSINESS IN HONG KONG

46/F, Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

## REGISTERED OFFICE

Walkers Corporate Limited
190 Elgin Avenue, George Town
Grand Cayman, KY1-9008
Cayman Islands

## AUDITOR

**Deloitte Touche Tohmatsu**
*Certified Public Accountant and Registered Public Interest Entity Auditor*
35/F One Pacific Place
88 Queensway
Hong Kong

## LEGAL ADVISORS

*As to Hong Kong law and United States law*
**Davis Polk & Wardwell**
10/F, The Hong Kong Club Building
3A Chater Road
Central
Hong Kong

*As to Cayman Islands law*
**Walkers (Hong Kong)**
15/F, Alexandra House
18 Chater Road
Central
Hong Kong

## COMPLIANCE ADVISOR

**Guotai Junan Capital Limited**
27F, Low Block
Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

## HONG KONG SHARE REGISTRAR

**Computershare Hong Kong Investor Services Limited**
Shops 1712-1716
17/F Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

## PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

**Walkers Corporate Limited**
190 Elgin Avenue
George Town
Grand Cayman KY1-9008
Cayman Islands

## PRINCIPAL BANKS

**China Merchants Bank Co., Ltd.**
**Beijing Shuangyushu Branch**
1/F, Institute of Science and Technology Building
No. 9 Zhongguancun South Street
Haidian District
Beijing
PRC

**China Merchants Bank Co., Ltd.**
**Guangdong Pilot Free Trade Zone Business Department, Nansha Branch**
Room 101, 1/F, No. 8 Jinggang Avenue
Nansha District
Guangzhou, Guangdong Province
PRC

**China Merchants Bank Co., Ltd.**
**Shanghai Taixing Branch**
No. 847 Xinzha Road
Jing'an District
Shanghai
PRC

## STOCK CODE

2026

## NASDAQ STOCK TICKER

PONY

## COMPANY'S WEBSITE

https://www.pony.ai/

This interim report has been posted in both the English and Chinese languages on the websites of the Company at ir.pony.ai and Hong Kong Stock Exchange at www.hkexnews.hk. A printed version of this interim report is available on request from the Company and the Company's Hong Kong Share Registrar free of charge.

# Safe Harbor Statement

This interim report contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may", "will", "expect", "anticipate", "target", "aim", "estimate", "intend", "plan", "believe", "potential", "continue", "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. The forward-looking statements included in this interim report are only made as of the Latest Practicable Date, and the Company disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

# Key Highlights

## OPERATING AND FINANCIAL PERFORMANCE HIGHLIGHTS

### Latest Business Update

- Our global Robotaxi fleet expanded to 1,975 vehicles(1), supporting the continued scaling of our commercial operations across China and overseas markets.
- *PonyPilot* registered users in China surpassed 1.5 million(2), supported by increasing fleet density and broader operating coverage across key areas.
- We have secured multiple joint deployment model partners across overseas markets, including Uber for the contracted deployment of more than 2,000 Robotaxi vehicles in Europe, bringing the total number of vehicles under agreements in negotiation across international markets to over 4,000 Robotaxi vehicles.

### Highlights for the Six Months Ended June 30, 2026

- **Robotaxi services revenues** were USD20.6 million for the six months ended June 30, 2026, representing an increase of 534.0% from USD3.3 million for the six months ended June 30, 2025. Notably, fare-charging revenues grew by 456.5% year-over-year in the first quarter of 2026, with growth further accelerating to 849.3% year-over-year in the second quarter of 2026.
- **Total revenues** were USD70.5 million for the six months ended June 30, 2026, representing an increase of 98.9% from USD35.4 million for the six months ended June 30, 2025.
- **Gross margin** expanded to 16.9% for the six months ended June 30, 2026, from 16.3% for the six months ended June 30, 2025.
- **Net loss** was USD98.9 million for the six months ended June 30, 2026, compared to USD90.6 million for the six months ended June 30, 2025. **Net loss margin** was 140.3% for the six months ended June 30, 2026, compared to 255.8% for the six months ended June 30, 2025.
- **Non-GAAP net loss** was USD85.9 million for the six months ended June 30, 2026, compared to USD68.2 million for the six months ended June 30, 2025. **Non-GAAP net loss margin** was 121.9% for the six months ended June 30, 2026, compared to 192.4% for the six months ended June 30, 2025.

*Notes:*

(1) As of June 30, 2026.

(2) As of August 16, 2026.

# Business Review and Outlook

## BUSINESS REVIEW

We delivered strong progress in our business development in the first half of 2026, as we scaled the commercialization and deployment of our autonomous mobility technologies. Our Robotaxi fleet expanded to 1,975 vehicles as of June 30, 2026, and Robotaxi services revenues for the six months ended June 30, 2026 increased by 534.0% year-over-year, supported by a larger fleet, broader operating coverage, higher paid order volume and increasing user adoption. We expanded our operations across China's tier-one cities and other major cities, including Hangzhou, and continued to expand our international footprint under the joint deployment model, working with global partners including Uber. The inclusion of our Class A ordinary shares in the Shanghai-Hong Kong Stock Connect and the Shenzhen-Hong Kong Stock Connect programs further broadened our shareholder base and enhanced our connectivity with mainland investors. Together, these achievements demonstrate our progress in commercialization, technology deployment, global expansion and capital markets recognition, laying a stronger foundation for sustained growth in the second half of 2026 and beyond.

### Our Technology Strengths

Robotaxi represents an important real-world application of physical AI. Leveraging our proprietary software technology, full-stack vehicle-agnostic hardware and software integration capabilities and years of research and development, we continued to enhance autonomous driving performance and operational efficiency, expand the scale of our Robotaxi operations and improve user experience during the Reporting Period.

#### *PonyWorld 2.0 and AI-Driven Closed-Loop Development*

Fully driverless Level 4 ("**L4**") autonomous driving requires a high level of safety, reliability and real-time decision-making capability. We have long believed that the development of L4 autonomous driving requires capabilities beyond learning solely from human driving data. Accordingly, we incorporated reinforcement learning and world-model-based training into the development of our *Virtual Driver*. *PonyWorld* is our proprietary world-model-based training, simulation and evaluation system for L4 autonomous driving. Rather than relying primarily on imitation learning from human driving data, *PonyWorld* enables our *Virtual Driver* to learn from and be evaluated against large-scale AI-generated scenarios. It integrates three principal capabilities: the generation of realistic driving scenarios and sensor data, high-fidelity simulation and a comprehensive set of evaluation metrics. Together, these capabilities support the training and validation of our vehicle-agnostic *Virtual Driver* across a broad range of operating environments.

In April 2026, we launched *PonyWorld* 2.0, an upgrade to our proprietary world model and the core training system supporting our autonomous driving stack. High-value data generated from our large-scale fully driverless operations can be analyzed by AI to identify behavioral patterns and potential issues. *PonyWorld* 2.0 streamlines the development process from issue identification and localization through software optimization, simulation validation and deployment tracking. This automated closed-loop process enables us to identify issues that may otherwise be difficult to detect manually within large volumes of operational data and improves R&D efficiency and accelerates technology development and iteration. Our simulation system currently supports more than 10 billion kilometers of simulated driving each week, of which more than 99% capture vehicle-agent interactions, while less than 1% are for static environments such as sensor rendering. This enables us to expand into additional cities, countries and operating environments without a proportionate increase in engineering resources.

***Full-Stack Fail-Operational Architecture***

Our Robotaxis incorporate a full-stack, multilayer redundant architecture across both software and hardware. If certain components experience a failure during operation, the vehicle is designed to maintain a safe operating state, identify an appropriate location and safely pull over where necessary. Our Robotaxis are also designed to continue operating when network or Global Positioning System ("**GPS**") signals are temporarily unavailable and to respond to changes in road layouts or lane markings through real-time environmental perception. At the fleet level, our prevention, detection and response mechanisms, together with remote assistance capabilities and dedicated ground-support teams, support safe and reliable fully driverless Robotaxi operations.

***Scaled Deployment***

The continued expansion of our Robotaxi fleet provides important real-world validation of the scalability and generalization capabilities of our autonomous driving technology. Our global Robotaxi fleet expanded to 1,975 vehicles as of June 30, 2026, and we continue to target a fleet of more than 3,500 Robotaxis by the end of 2026. The growth of our fleet demonstrates our ability to integrate the *Virtual Driver* with multiple vehicle platforms and deploy our autonomous driving system across a growing fleet. It also provides additional operational data that supports further technology development and iteration through our closed-loop development system.

We continued to expand our operational design domains ("**ODDs**"), reflecting the adaptability of our autonomous driving system across increasingly diverse operating environments. Our fully driverless fleet is capable of operating around the clock, including during peak commuting periods and under certain adverse weather conditions. Our deployment in Zagreb, Croatia, provides further validation of the adaptability of our technology. Our Robotaxis operate in a complex urban environment combining historic city-center roads, newer developments, mixed traffic and diverse road conditions. The deployment demonstrates our ability to transfer our autonomous driving capabilities to operating environments with road structures, traffic behavior and weather conditions that differ from those in China.

***Operational Efficiency and User Experience***

We continued to improve the cost efficiency of our Robotaxi operations through advances in vehicle design, autonomous driving technology and fleet management. The optimized design of our seventh-generation ("**Gen-7**") Robotaxi lowers bill of materials ("**BOM**") costs through the adoption of more cost-effective components, increased standardization and deeper integration between the autonomous driving system and the underlying vehicle platform. Our automotive-grade hardware architecture also supports improved vehicle reliability.

Beyond advancing autonomous driving performance, technology-driven improvements in fleet operations also enhance our operating efficiency. Continued optimization of vehicle dispatching, charging, remote assistance, ground operations and maintenance workflows has improved the vehicle-to-staff ratio for our ground support and remote assistance teams, enabling us to support a larger fleet more efficiently. Our Robotaxis can also share parking facilities with human-driven vehicles and autonomously navigate to available charging spaces, reducing the need for human intervention in charging operations. Our highly generalized autonomous driving capabilities also support standardized and replicable operational workflows, facilitating the expansion of our joint deployment model and allowing us to scale with greater capital efficiency.

Our technology enables our Robotaxis to operate across high-demand and operationally complex mobility scenarios. In Shenzhen, our 24/7 fully driverless Robotaxi service covers high-traffic urban areas, including the Nanshan High-Tech Area. During peak commuting periods, our Virtual Driver navigates both major roads and narrower local streets, providing convenient pick-up and drop-off coverage for daily transportation needs. In Beijing, our Robotaxi fleet continued to operate during heavy snowfall in early March despite reduced visibility and challenging road conditions. Our Gen-7 Robotaxi also provides smoother acceleration, braking and cornering, helping to reduce motion discomfort and improve the overall passenger experience.

## Robotaxi Services

We provide Robotaxi services that transport passengers autonomously through vehicles integrated with our Virtual Driver. We were the first company to commence fully driverless, public-facing fare-charging Robotaxi operations in designated areas of all four tier-one cities in China. Users can access our Robotaxi services through a variety of platforms, including our proprietary PonyPilot mobile application, WeChat Mini Program, Amap, WeChat Mobility Services Platform, Alipay Mini Program, Sunlight Mobility and OnTime Mobility.

### *Accelerating Growth*

For the six months ended June 30, 2026, our Robotaxi business continued to scale across revenue, fleet size, paid orders and user base. As of June 30, 2026, our Robotaxi fleet had expanded to 1,975 vehicles. Robotaxi services revenues increased by 534.0% year-over-year to USD20.6 million. Notably, fare-charging revenues grew by 456.5% year-over-year in the first quarter of 2026, with growth further accelerating to 849.3% year-over-year in the second quarter of 2026. As of August 16, 2026, the number of *PonyPilot* registered users in China exceeded 1.5 million.

The increase in scale was accompanied by continued improvements in operating efficiency and unit economics. Following the achievement of city-wide unit economics breakeven in Guangzhou in November 2025, our Shenzhen operations reached the same milestone in February 2026. During the Reporting Period, we continued to optimize vehicle dispatching, charging, fleet utilization, remote assistance, ground operations and user experience. Paid order volume continued to grow, with average weekly paid orders in May 2026 increasing by more than 100% compared with January 2026[(3)]. Our Shenzhen operations also delivered strong operating performance during the Dragon Boat Festival holiday, supported by increased travel demand and continued improvements in fleet utilization.

*Notes:*

(3) Average weekly paid orders for May 2026 represent the average number of paid orders per week calculated for the four-week period from April 27, 2026 through May 24, 2026. Average weekly paid orders for January 2026 represent the average number of paid orders per week calculated for the five-week period from December 29, 2025 through February 1, 2026.

***Our Dual-Engine Strategy***

Our dual-engine strategy is focused on advancing the commercialization and scaling of our Robotaxi operations in both China and overseas markets. In China, we continued to increase fleet size and operating density in Beijing, Shanghai, Guangzhou and Shenzhen, while broadening our service coverage and expanding into a broader range of use cases. In Guangzhou, we extended our Robotaxi services into the city center, with operations spanning Haizhu District, Tianhe District, Huangpu District and Panyu District. Our operational area expanded by over 300 square kilometers as of August 16, 2026 from the beginning of this year, covering a population of over 7 million. In Shenzhen, we extended our Robotaxi service network to Shenzhen Bao'an International Airport, Shenzhen Bay Port and Shekou Cruise Port. The expansion enhanced our coverage of major transportation hubs and high-demand use cases, including daily commuting, cross-border travel and airport transfers. We also expanded our footprint into Hangzhou and Changsha in March 2026, further extending our operating capabilities beyond China's four tier-one cities.

Overseas, we continued to advance our Robotaxi operations across Europe, the Middle East and Asia, building on our operating track record in China's tier-one cities and our deployment experience in Croatia. We continued to expand our international footprint under the joint deployment model through partnerships with global mobility platforms and local operators, including Uber, Bolt, Verne and ComfortDelGro. We have secured multiple joint deployment model partners across overseas markets, including Uber for the contracted deployment of more than 2,000 Robotaxi vehicles in Europe, bringing the total number of vehicles under agreements in negotiation across international markets to over 4,000 Robotaxi vehicles. Alongside the expansion of our international deployment pipeline, we continued to make progress in key overseas markets. In Luxembourg, we continued to advance our Robotaxi deployment in collaboration with Bolt and Stellantis. In Singapore, our Robotaxi service became available to the general public through ComfortDelGro's Zig app. We also continued to advance our deployment and commercialization activities in Croatia, Doha and Dubai. We continue to target the expansion of our Robotaxi operations to more than 20 cities worldwide by the end of 2026.

***Scaling through the Joint Deployment Model and Ecosystem***

Our joint deployment model continues to support the expansion of our Robotaxi fleet in a capital-efficient manner. Under this model, our partners may contribute vehicle funding, local fleet operations, ground maintenance, market access or user traffic, while we provide autonomous driving technology, system capabilities and operating support. The parties share the economic benefits generated from fleet operations based on the terms of the relevant arrangements. During the Reporting Period, we continued to expand this model across China and overseas markets. Revenue contribution from the joint deployment model in the second quarter of 2026 increased compared with the first quarter of 2026, reflecting continued progress in the commercialization of the model.

We also continued to strengthen our broader ecosystem across the Robotaxi value chain. Gen-7 Robotaxis, which are based on vehicle platforms from the Beijing Automotive Industry Corporation ("**BAIC**"), Guangzhou Automotive Corporation ("**GAC**") and Toyota, have entered mass production and deployment, including the planned deployment of 1,000 Toyota bZ4X-based vehicles, further supporting the expansion of our fleet. In parallel, our integrations and collaborations with the WeChat Mobility Services Platform, Amap, Alipay, Bolt and ComfortDelGro Zig broaden user access to our services. Supported by these initiatives, we continue to target a Robotaxi fleet of more than 3,500 vehicles by the end of 2026, subject to market conditions, regulatory approvals and the execution progress of our partners.

### Robotruck Services

Our Robotruck business provides autonomous freight transportation solutions for high-value and high-utilization logistics scenarios. Leveraging technology shared across our Robotaxi and Robotruck platforms, we apply our L4 autonomous driving capabilities to heavy-duty trucks and light commercial vehicles in use cases including long-haul transportation, port logistics and urban delivery. We have obtained autonomous driving public-road testing permits in Beijing and Guangzhou and have conducted testing and operations across commercially relevant logistics corridors in the Beijing-Tianjin-Hebei region, the Yangtze River Delta and the Pearl River Delta.

Our Robotruck business continued to advance commercialization during the first half of 2026, with Robotruck services revenues for the six months ended June 30, 2026 increasing by 36.0% year-over-year to USD23.5 million. Our fourth-generation ("**Gen-4**") Robotruck entered mass production as scheduled, representing an important step toward the broader commercialization of our L4 freight transportation solutions. We also commenced the commercial deployment of Gen-4 driverless Robotrucks at Mawan Port in collaboration with China Merchants Port, where our Robotrucks operate in mixed-fleet port logistics operations alongside human-driven vehicles.

In addition, we launched an L4 autonomous light truck platform that leverages the automotive-grade, fully redundant L4 architecture developed for our Robotaxi platform. By integrating autonomous driving technology, vehicles and logistics use cases, we aim to support lower logistics costs and the intelligent and digital transformation of the logistics industry. Together, our Gen-4 Robotruck and light truck platforms broaden the range of logistics scenarios addressed by our autonomous driving technology and support the continued commercialization and scaled deployment.

## INTELLIGENT SOLUTIONS

Our Intelligent Solutions business, formerly referred to as Licensing and Applications, leverages our autonomous driving technology, vehicle engineering capabilities and system integration experience to provide intelligent driving products and services to customers across the autonomous driving value chain. This business primarily includes sales of high-performance computing hardware, such as automotive-grade autonomous driving domain controllers, as well as software licensing, vehicle integration services and other value-added technology services. Through these offerings, we help our customers integrate autonomous driving capabilities into a wide range of applications, including low-speed delivery, robosweepers, logistics, and humanoid robotics.

Our Intelligent Solutions business also recorded solid progress during the six months ended June 30, 2026. Deliveries of autonomous driving domain controllers more than doubled compared to the same period in 2025. The continued expansion of application scenarios demonstrates the broader generalization capability of our autonomous driving technology beyond Robotaxi and Robotruck.

## RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD

In August 2026, the Company expanded its strategic partnership with Uber, with plans to collaborate on the deployment of more than 2,000 Robotaxi vehicles in five selected cities in Europe, including the earlier announced Zagreb.

In September 2026, the Company, together with Mowasalat ("**Karwa**"), announced progress in its commercial Robotaxi operations in Doha, where fare-charging services are available through the Karwa app across key commercial districts, tourist attractions and an airport connection between Hamad International Airport and the city. At the second Autonomous e-Mobility Forum, the Company also demonstrated its Gen-7 Robotaxi vehicles operating without an onboard safety operator.

Also in September 2026, the Company, together with Verne, commenced Robotaxi passenger test rides without an onboard safety operator on public roads in Zagreb, along a 22-kilometer route connecting Verne's headquarters and a major business district with Zagreb Airport. Since the service was launched in April 2026, the fleet has accumulated more than 200,000 kilometers of operations and completed several thousand passenger rides.

Also in September 2026, the Company unveiled a new Gen-4 Robotruck model developed in collaboration with GAC Commercial Vehicle at IAA TRANSPORTATION 2026 in Hannover. Built on GAC Commercial Vehicle's T9 battery-electric heavy-duty truck platform, the model is scheduled to enter volume production later in 2026 for deployment in long-haul freight, dedicated-route logistics and port transportation.

## BUSINESS OUTLOOK

Looking ahead to the remainder of 2026, we will continue to prioritize scaled commercialization, disciplined cost optimization and expansion across both domestic and overseas markets. Following the upward revision to our full-year targets announced in May 2026, we are now targeting a Robotaxi fleet of over 3,500 vehicles by the end of 2026 and a global operating footprint covering more than 20 cities. We are confident in exceeding our full-year Robotaxi services revenues growth target of more than 3.5 times the 2025 level, with further progress in overseas commercialization providing additional upside. We will continue to execute our dual-engine strategy, focusing on both China and overseas markets, while leveraging the joint deployment model, to improve capital efficiency, accelerate fleet deployment and broaden revenue streams. For Robotruck services, we will focus on high-value and high-utilization freight scenarios. The mass production of Gen-4 Robotrucks and the launch of L4 autonomous light trucks are expected to support the broader commercialization and scaled deployment.

In parallel, we will continue to invest in research and development, improve the adaptability of our technology across different regions and platforms, and optimize our cost structure and business model. We will maintain a disciplined approach to capital expenditures, prioritizing capital efficiency and returns. We will also deepen our collaboration with OEMs and local operators across the value chain. Collectively, these initiatives will support the continued commercialization, strengthen our technology and operating capabilities, and enhance our long-term growth potential, subject to market conditions, regulatory developments and the execution of our business plan.

# Management Discussion and Analysis

| | For the Six Months Ended June 30, | |
|---|---|---|
| | 2025 | **2026** |
| | *(in USD thousands)* | |
| | (Unaudited) | **(Unaudited)** |
| **Total revenues** | 35,434 | **70,470** |
| Cost of revenues | (29,655) | **(58,559)** |
| **Gross profit** | 5,779 | **11,911** |
| **Operating expenses:** | | |
| Research and development expenses | (96,516) | **(104,114)** |
| Selling, general and administrative expenses | (26,574) | **(31,876)** |
| **Total operating expenses** | (123,090) | **(135,990)** |
| **Loss from operations** | (117,311) | **(124,079)** |
| Investment income | 28,687 | **22,200** |
| Changes in fair value of trading securities | (6,234) | **25,663** |
| Other income (expenses), net | 4,219 | **(22,644)** |
| **Loss before income tax** | (90,639) | **(98,860)** |
| Income tax expenses | (1) | **(1)** |
| **Net loss** | (90,640) | **(98,861)** |

## REVENUES

Our total revenues were USD70.5 million during the six months ended June 30, 2026, representing an increase of 98.9% from USD35.4 million for the six months ended June 30, 2025. The increase was mainly driven by strong growth in Robotaxi services and Intelligent solutions revenues. The following table sets forth a breakdown of our revenues by business line in absolute amounts and as percentages of our total revenues during the six months ended June 30, 2026 and 2025, respectively:

| | For the Six Months Ended June 30, | | | |
|---|---|---|---|---|
| | 2025 | | **2026** | |
| | *USD* | *%* | ***USD*** | ***%*** |
| | *(in thousands, except percentages)* | | | |
| **Revenues** | | | | |
| Robotaxi services | 3,256 | 9.2 | **20,643** | **29.3** |
| Robotruck services | 17,300 | 48.8 | **23,524** | **33.4** |
| Intelligent solutions | 14,878 | 42.0 | **26,303** | **37.3** |
| **Total** | 35,434 | 100.0 | **70,470** | **100.0** |

*Robotaxi services revenues* were USD20.6 million during the six months ended June 30, 2026, representing an increase of 534.0% from USD3.3 million for the six months ended June 30, 2025. Specifically, fare-charging revenues grew by 456.5% year-over-year in the first quarter of 2026, with growth further accelerating to 849.3% year-over-year in the second quarter of 2026. The increases were primarily driven by the launch of the Gen-7 fleet and the expansion of our commercial Robotaxi operations. In addition, increased vehicle deployments under our joint deployment model also contributed to revenue growth. Revenue contribution from the joint deployment model in the second quarter of 2026 increased significantly compared with the first quarter of 2026, reflecting continued progress in the commercialization of the model.

*Robotruck services revenues* were USD23.5 million during the six months ended June 30, 2026, representing an increase of 36.0% from USD17.3 million for the six months ended June 30, 2025. The increase was primarily attributable to growth in freight transportation services, supported by our collaboration with Sinotrans.

*Intelligent solutions revenues* were USD26.3 million during the six months ended June 30, 2026, representing an increase of 76.8% from USD14.9 million for the six months ended June 30, 2025. The increase was primarily attributable to higher autonomous domain controller ("**ADC**") shipment volumes across the low-speed delivery, robosweepers, logistics, and humanoid robotics markets.

## COST OF REVENUES

*Cost of revenues* was USD58.6 million during the six months ended June 30, 2026, representing an increase of 97.5% from USD29.7 million for the six months ended June 30, 2025, broadly in line with revenue trends.

## GROSS PROFIT AND GROSS MARGIN

*Gross profit* was USD11.9 million during the six months ended June 30, 2026, representing an increase of 106.1% from USD5.8 million for the six months ended June 30, 2025.

*Gross margin* expanded to 16.9% for the six months ended June 30, 2026, from 16.3% for the six months ended June 30, 2025. The improvement was mainly driven by an improved revenue mix, with a higher contribution from Robotaxi services, including revenues generated under the joint deployment model, which generated relatively higher margins during the Reporting Period.

## OPERATING EXPENSES

*Operating expenses* were USD136.0 million during the six months ended June 30, 2026, representing an increase of 10.5% from USD123.1 million for the six months ended June 30, 2025. Non-GAAP[(4)] operating expenses were USD122.4 million during the six months ended June 30, 2026, representing an increase of 14.5% from USD106.9 million for the six months ended June 30, 2025. The increase was primarily driven by ongoing business expansion and our efforts to enhance R&D capabilities, reflecting our continued investment to support commercialization.

*Research and development expenses* were USD104.1 million during the six months ended June 30, 2026, representing an increase of 7.9% from USD96.5 million for the six months ended June 30, 2025. Non-GAAP research and development expenses were USD95.1 million during the six months ended June 30, 2026, representing an increase of 12.4% from USD84.6 million for the six months ended June 30, 2025. The increase was primarily driven by (i) higher personnel-related costs resulting from the expansion of our R&D team to enhance our capacity for large-scale deployment, (ii) higher expenses related to development and testing, a portion of which represented non-recurring expenses incurred in connection with the development and engineering validation of the upgraded vehicle models.

*Selling, general and administrative expenses* were USD31.9 million during the six months ended June 30, 2026, representing an increase of 20.0% from USD26.6 million for the six months ended June 30, 2025. Non-GAAP selling, general and administrative expenses were USD27.2 million during the six months ended June 30, 2026, representing an increase of 22.5% from USD22.2 million for the six months ended June 30, 2025. The increase was primarily attributable to higher expenses incurred in support of our business growth and commercialization efforts.

*Notes:*

(4) Non-GAAP financial measures exclude share-based compensation expenses, changes in fair value of trading securities and impairment loss on prepayment for long-term investments under "Other Income (Expenses), Net". The exclusion of the impairment loss on prepayment for long-term investments is a new adjustment introduced in the second quarter of 2026. No comparable loss was recognized in the prior periods presented, and prior period non-GAAP measures are therefore unaffected by this change. Such adjustment has no impact on income tax. For further details, please see the "Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results" section of this report.

## LOSS FROM OPERATIONS

*Loss from operations* was USD124.1 million for the six months ended June 30, 2026, compared to USD117.3 million for the six months ended June 30, 2025. Non-GAAP loss from operations was USD110.5 million for the six months ended June 30, 2026, compared to USD101.1 million for the six months ended June 30, 2025, primarily reflecting higher operating expenses discussed above, partially offset by improved gross profit.

*Operating loss margin* was 176.1% for the six months ended June 30, 2026, compared to 331.1% for the six months ended June 30, 2025. Non-GAAP operating loss margin was 156.7% for the six months ended June 30, 2026, compared to 285.3% for the six months ended June 30, 2025. The year-over-year reductions in net loss margin and non-GAAP operating loss margin primarily reflected improved operating leverage as our operations continued to scale.

## CHANGES IN FAIR VALUE OF TRADING SECURITIES

*Changes in fair value of trading securities* resulted in a gain of USD25.7 million for the six months ended June 30, 2026, compared to a loss of USD6.2 million for the six months ended June 30, 2025.

## OTHER INCOME (EXPENSES), NET

*Other expenses, net* was USD22.6 million for the six months ended June 30, 2026, compared to other income, net of USD4.2 million for the six months ended June 30, 2025, primarily attributable to a one-off impairment provision of USD25.0 million recognized on certain prepayments for long-term investments, which are determined to be unrecoverable, following proactive strategic adjustments to the relevant business and the engagement of new strategic partners to better support the long-term development.

## NET LOSS

*Net loss* was USD98.9 million for the six months ended June 30, 2026, representing an increase of 9.1% from USD90.6 million for the six months ended June 30, 2025. Non-GAAP net loss was USD85.9 million for the six months ended June 30, 2026, representing an increase of 26.0% from USD68.2 million for the six months ended June 30, 2025. The increases were mainly attributable to (i) a decrease in investment income, due to a higher base for the six months ended June 30, 2025, which included certain realized investment gains, and (ii) a moderate increase in operating expenses.

*Net loss margin* was 140.3% for the six months ended June 30, 2026, compared to 255.8% for the six months ended June 30, 2025. Non-GAAP net loss margin was 121.9% for the six months ended June 30, 2026, compared to 192.4% for the six months ended June 30, 2025. The year-over-year reductions in net loss margin and non-GAAP net loss margin primarily reflected improved operating leverage as our operations continued to scale. The reduction in net loss margin also reflected the impact of certain non-operating items.

## NET LOSS ATTRIBUTABLE TO PONY AI INC.

*Net loss attributable to Pony AI Inc.* was USD110.3 million for the six months ended June 30, 2026, compared to USD96.1 million for the six months ended June 30, 2025. The difference between total net loss and Net loss attributable to Pony AI Inc. is the USD11.4 million of net income allocated to non-controlling interests during the six months ended June 30, 2026.

## BASIC AND DILUTED NET LOSS PER ORDINARY SHARE

*Basic and diluted net loss per ordinary share* was both USD0.25 for the six months ended June 30, 2026, compared to USD0.27 for the six months ended June 30, 2025. Non-GAAP basic and diluted net loss per ordinary share was both USD0.20 for the six months ended June 30, 2026 and June 30, 2025.

## LIQUIDITY AND SOURCE OF FUNDING AND BORROWING

During the six months ended June 30, 2026, the Group has financed its operations primarily through our existing cash and capital resources. The Group had cash and cash equivalents, short-term investments, restricted cash and long-term debt instruments for wealth management of USD1,390.5 million and USD1,514.8 million as of June 30, 2026 and December 31, 2025, respectively. The decrease primarily reflected operating cash outflows and capital expenditures supporting the continued mass production and deployment of the Gen-7 Robotaxi fleet, as well as expenditures for data centers and servers during the Reporting Period.

The net cash used in operating activities was USD118.2 million during the six months ended June 30, 2026, compared with USD79.6 million for the six months ended June 30, 2025.

## MATERIAL ACQUISITIONS AND DISPOSALS

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated subsidiaries, associated companies or joint ventures during the six months ended June 30, 2026.

## PLEDGE OF ASSETS

As at June 30, 2026, the Group had pledged bank deposits with an aggregate carrying amount of USD1.4 million as security for bank borrowings of the Group (December 31, 2025: Nil).

## FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

The Group did not have detailed future plans for material investments or capital assets as at June 30, 2026.

## GEARING RATIO

As at June 30, 2026, the Company's gearing ratio, calculated as total liabilities divided by total assets was 5.3%, compared with 5.7% as at December 31, 2025.

## INTEREST RATE RISK

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

## FOREIGN EXCHANGE RISK

The functional currency of our foreign subsidiaries is the local currency or U.S. dollar depending on the nature of the subsidiaries' activities.

Foreign currency transactions recognized in the consolidated statements of operations are converted to the functional currency by applying the exchange rate prevailing on the date of the transaction. Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging strategies as of June 30, 2026. As our international operations grow, we will continue to reassess our approach to manage our risk relating to fluctuations in currency rates.

## INFLATION RISK

We do not believe that inflation has had a material effect on our business, financial condition or results of operations, other than its impact on the general economy. Nonetheless, if our costs were to become subject to inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

## CONTINGENT LIABILITIES

The Company had no material contingent liabilities as at June 30, 2026.

## CAPITAL COMMITMENT AND CAPITAL EXPENDITURE

The Company had no capital commitment as of June 30, 2026.

The Company's capital expenditure for the year ending December 31, 2026 is expected to be financed by its existing cash resources, including the proceeds from the Global Offering and prior financing activities.

## SIGNIFICANT INVESTMENT

The Company, through a partnership, indirectly subscribed approximately 0.4% equity interest in Moore Threads Technology Co., Ltd., a company which is engaged in graphics processing unit ("**GPU**") computing technology and service and the shares of which are listed on the Shanghai Stock Exchange (stock code: 688795.SH) (the "**Investee**"). As of June 30, 2026, details of the investment in the Investee are as follows:

| Number of shares held as at June 30, 2026 | Percentage of shareholding as at June 30, 2026 | Unrealized fair value gain recognized in other comprehensive income for the six months ended June 30, 2026 | Realized fair value gain recognized in other comprehensive income for the six months ended June 30, 2026 | Dividends received for the six months ended June 30, 2026 | Cost of investment | Fair value as at June 30, 2026 | Approximate percentage of the Group's total assets as at June 30, 2026 |
|---|---|---|---|---|---|---|---|
| | | *USD'000* | *USD'000* | *USD'000* | *USD'000* | *USD'000* | |
| 1,864,663 | 0.4% | – | – | – | 2,001 | 174,581 | 10.1% |

The Company believes that the GPUs are one of the most important components for technology companies. Such investment in the Investee made by the Company is expected to bring about financial return. Save as disclosed above, during the Reporting Period, the Group did not have any significant investments (including any investment in an investee company with a value of 5% or more of the Company's total assets as of June 30, 2026).

The Company has formulated prudent investment strategy of diversifying risks and generating steady returns on the premise of ensuring the safety of funds. The Company has ensured and will ensure that there remains sufficient working capital for its business needs, operating activities, research and development and capital expenditures after making the significant investments. The primary objectives are to preserve capital, maintain liquidity, optimize returns within acceptable risk parameters, and ultimately enhance shareholder value. The investment decisions were and will be made on a case-by-case basis and after due and careful consideration of a number of factors, such as the duration of the investment and the expected returns.

To mitigate the risk of losses in its investments, the Company continuously monitors market changes to enable prompt action. This includes regularly tracking price movements of the investment portfolio and monitoring news sources for events that could impact their value. By investing in actively traded assets with high liquidity, the Company can respond effectively to market changes and realise its investments. The actual investment timeframe depends on numerous factors, among others, price volatility and also the Company's cash position.

Investments are primarily financed by internal resources accumulated from the Group's business operations or internal capital. The management of the Group conducts initial assessment and analysis of all potential investments, evaluating expected benefits against risks while considering multiple factors including cash requirements, market conditions, economic developments, investment costs, duration, and potential returns. All investment decisions are approved in accordance with the Articles of Association and the relevant requirements of the Listing Rules and the Nasdaq listing rules. The management of the Group regularly reports to the Directors on investment status and performance, including total investment returns, ensuring continuous oversight and alignment with the Group's risk tolerance and strategic objectives.

## EMPLOYEES AND REMUNERATION

As at June 30, 2026, the Company had a total of 1,793 employees. As required by PRC laws and regulations, we participate in various employee social security schemes organized by municipal and provincial government, including pension, maternity insurance, unemployment insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC laws and regulations to make contributions to employee social security schemes at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. We also purchase commercial health and accidental insurance for our employees. During the six months ended June 30, 2026, there was no forfeiture of contributions under the employee defined contribution plan of the Group, and there were no forfeited contributions that had been used by the Group to reduce the existing level of contributions.

Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of the Group's business. The Company has granted and plans to continue to grant share-based incentive awards to its employees in the future to incentivize their contributions to its growth and development.

We regularly provide training programs to our employees of different departments. Such training programs include technical and engineering trainings as well as general career development. To attract top talents and cultivate a culture of collaboration, we also invested in mentorship programs that are open to employees of all levels.

## WEIGHTED VOTING RIGHTS

The Company has a WVR Structure. Under the current structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares; each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share currently entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote. The WVR structure enables the WVR Beneficiaries to exercise voting control over the Company notwithstanding that the WVR Beneficiaries do not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiaries who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiaries may not necessarily always be aligned with those of the Shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

As of the Latest Practicable Date, the WVR Beneficiaries are Dr. Peng and Dr. Lou. The table below sets out the number of shares and voting rights controlled by the WVR Beneficiaries as at the Latest Practicable Date:

| WVR Beneficiary | Class of Shares | Number of Shares | Percentage of voting rights (other than with respect to Reserved Matters) |
|---|---|---|---|
| Dr. Peng(1) | Class B Ordinary Shares | 60,000,000 | 51.54% |
| Dr. Lou(2) | Class A Ordinary Shares | 191,025 | 0.02% |
| | Class B Ordinary Shares | 21,088,770 | 18.11% |

*Notes:*

(1) Dr. Peng is deemed to be interested in (i) 43,988,000 Class B Ordinary Shares held beneficially by Dr. Peng; and (ii) 16,012,000 Class B Ordinary Shares held under the Alicia Peng Irrevocable Trust, Selena Peng Irrevocable Trust and the Voting Trust, all of which are controlled by Dr. Peng.

(2) Dr. Lou held (i) 80,197 Class A Ordinary Shares; (ii) 110,828 Class A Ordinary Shares through IWAY LLC, a company wholly owned by Dr. Lou; (iii) 19,068,770 Class B Ordinary Shares through IWAY LLC; and (iv) 2,020,000 Class B Ordinary Shares held by South Dakota Trust Company LLC as the trustee of Amber Luna Lou Irrevocable Trust controlled by Dr. Lou.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one to one basis. Assuming the conversion of all the issued Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 81,088,770 Class A Ordinary Shares, representing approximately 22.95% of the total number of issued Class A Ordinary Shares as of the Latest Practicable Date.

The weighted voting rights attached to our Class B Ordinary Shares will cease when the WVR Beneficiaries cease to have beneficial ownership of any of our Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur: (i) upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiaries are: (1) deceased; (2) no longer a member of our Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules; (ii) when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, the Class B Ordinary Shares or the control over the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules; (iii) where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or (iv) when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

## DIVIDEND

The Board did not recommend the distribution of an interim dividend for the six months ended June 30, 2026.

There is no arrangement under which a Shareholder has waived or agreed to waive any dividends.

## DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND/OR SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As of June 30, 2026, the interests and/or short positions (as applicable) of our Directors and chief executives in the Shares, underlying Shares and debentures of our Company, within the meaning of Part XV of the SFO, which were required to be notified to our Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and/or short positions (as applicable) which he/she is taken or deemed to have under such provisions of the SFO), or which were required, pursuant to section 352 of the SFO, to be recorded in the register referred to therein, or which were required to be notified to our Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules, were as follows:

### Interest in Shares and Underlying Shares of the Company

| Name | Nature of Interest | Number and class of Shares[1] | Approximate percentage of shareholding in respective class of Shares[2] |
|---|---|---|---|
| Dr. Peng[3] | Beneficial owner | 1,400,000 Class A Ordinary Shares (L) | 0.40% |
| | | 43,988,000 Class B Ordinary Shares (L) | 54.25% |
| | Founder of a trust | 2,022,000 Class B Ordinary Shares (L) | 2.49% |
| | Trustee | 13,990,000 Class B Ordinary Shares (L) | 17.25% |
| Dr. Lou[4] | Beneficial owner | 971,864 Class A Ordinary Shares (L) | 0.28% |
| | Interest in controlled corporation | 110,828 Class A Ordinary Shares (L) | 0.03% |
| | | 2,500,000 Class A Ordinary Shares (S) | 0.71% |
| | | 19,068,770 Class B Ordinary Shares (L) | 23.52% |
| | Founder of a trust | 2,020,000 Class B Ordinary Shares (L) | 2.49% |
| Mr. Fei Zhang[5] | Interest in controlled corporations | 1,031,880 Class A Ordinary Shares (L) | 0.29% |
| Mr. Jackson Peter Tai[6] | Beneficial owner | 14,217 Class A Ordinary Shares (L) | 0.00% |
| Dr. Mark Qiu[7] | Beneficial owner | 14,217 Class A Ordinary Shares (L) | 0.00% |
| Ms. Asmau Ahmed[8] | Beneficial owner | 14,217 Class A Ordinary Shares (L) | 0.00% |

*Notes:*

(1) The letter "L" stands for long position and the letter "S" stands for short position.

(2) The calculation is based on the total number of 353,324,845 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares in issue as of June 30, 2026.

(3) As of June 30, 2026, Dr. Peng was deemed to be interested in (i) 1,400,000 Class A Ordinary Shares underlying the RSUs granted to him under the 2026 Share Scheme; (ii) 43,988,000 Class B Ordinary Shares beneficially held by Dr. Peng; and (iii) an aggregate of 16,012,000 Class B Ordinary Shares held under the Alicia Peng Irrevocable Trust, the Selena Peng Irrevocable Trust and the Voting Trust, all of which were controlled by Dr. Peng.

(4) As of June 30, 2026, Dr. Lou held or was deemed to be interested in (i) 971,864 Class A Ordinary Shares, comprising 80,197 Class A Ordinary Shares represented by ADSs, 291,667 Class A Ordinary Shares underlying the RSUs granted under the 2016 Share Plan and 600,000 Class A Ordinary Shares underlying the RSUs granted under the 2026 Share Scheme; (ii) a long position in 110,828 Class A Ordinary Shares and a short position in 2,500,000 Class A Ordinary Shares through IWAY LLC, a company wholly owned by Dr. Lou. The short position was given rise to as IWAY LLC entered into certain variable prepaid forward transactions (aka collar financing) in March 2026; (iii) 19,068,770 Class B Ordinary Shares through IWAY LLC; and (iv) 2,020,000 Class B Ordinary Shares held by South Dakota Trust Company LLC as the trustee of the Amber Luna Lou Irrevocable Trust controlled by Dr. Lou.

(5) As of June 30, 2026, Mr. Fei Zhang was deemed to be interested in 882,116 Class A Ordinary Shares and 149,764 Class A Ordinary Shares held by Neumann Capital and Cassini Partners, L.P., respectively, as he had the discretionary power in investment decision making. As such, Mr. Zhang was deemed to be interested in the Class A Ordinary Shares held by Neumann Capital and Cassini Partners, L.P. under the SFO.

(6) As of June 30, 2026, Mr. Jackson Peter Tai held or was deemed interested in 14,217 Class A Ordinary Shares, comprising 7,525 Class A Ordinary Shares represented by ADSs and 6,692 Class A Ordinary Shares underlying the RSUs granted under the 2026 Share Scheme.

(7) As of June 30, 2026, Dr. Mark Qiu held or was deemed interested in 14,217 Class A Ordinary Shares, comprising 7,525 Class A Ordinary Shares represented by ADSs and 6,692 Class A Ordinary Shares underlying the RSUs granted under the 2026 Share Scheme.

(8) As of June 30, 2026, Ms. Asmau Ahmed held or was deemed interested in 14,217 Class A Ordinary Shares, comprising 7,525 Class A Ordinary Shares represented by ADSs and 6,692 Class A Ordinary Shares underlying the RSUs granted under the 2026 Share Scheme.

Save as disclosed above, as of June 30, 2026, so far as was known to any Director or the chief executive of the Company, none of the Directors nor the chief executives of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Hong Kong Stock Exchange.

## SUBSTANTIAL SHAREHOLDERS' INTERESTS AND/OR SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As of June 30, 2026, so far as was known to the Directors and chief executive of the Company, the following persons (other than the Directors and chief executives whose interests have been disclosed above), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

| Name of substantial shareholder | Capacity/Nature of Interest | Number of Shares | Approximate percentage of shareholding in respective class of Shares[2] |
|---|---|---|---|
| ***Class A Ordinary Shares*** | | | |
| Toyota Motor Corporation | Beneficial owner | 42,453,831 (L) | 12.02% |
| HSG Venture VI Holdco, Ltd.[3] | Beneficial owner | 19,024,198 (L) | 5.38% |
| HongShan Capital Venture Fund VI, L.P.[3] | Interest in controlled corporation | 19,024,198 (L) | 5.38% |
| HSG Venture VI Management, L.P.[3] | Interest in controlled corporation | 19,024,198 (L) | 5.38% |
| HSG Holding Limited [3] | Interest in controlled corporations | 22,615,083 (L) | 6.40% |
| SNP China Enterprises Limited[3] | Interest in controlled corporations | 22,615,083 (L) | 6.40% |
| Neil Nanpeng Shen[3] | Interest in controlled corporations | 22,615,083 (L) | 6.40% |
| Ontario Teachers' Pension Plan Board[4] | Interest in controlled corporations | 21,641,766 (L) | 6.13% |
| The Goldman Sachs Group, Inc. | Interest in controlled corporations | 24,645,970 (L)<br>15,286,447 (S) | 6.98%<br>4.33% |
| Deutsche Bank Aktiengesellschaft (Incorporated in the Federal Republic of Germany & members' liability is limited)[5] | Depositary<br><br>Investment manager | 193,535,137 (L)<br>193,535,137 (S)<br>417,469 (L) | 54.78%<br>54.78%<br>0.12% |

*Notes:*

(1) The letter "L" stands for long position and the letter "S" stands for short position.

(2) The calculation is based on the total number of 353,324,845 Class A Ordinary Shares and 81,088,770 Class B Ordinary Shares in issue as of June 30, 2026.

(3) HSG Venture VI Holdco, Ltd. is wholly owned by HongShan Capital Venture Fund VI, L.P. The general partner of HongShan Capital Venture Fund VI, L.P. is HSG Venture VI Management, L.P., whose general partner is HSG Holding Limited. The sole shareholder of HSG Venture VII Holdco, Ltd. is HongShan Capital Venture Fund VII, L.P., whose general partner is HSG Venture VII Management, L.P. The general partner of HSG Venture VII Management, L.P. is HSG Holding Limited. HSG Holding Limited is wholly owned by SNP China Enterprises Limited, which is in turn wholly owned by Mr. Neil Nanpeng Shen. As such, each of Mr. Neil Nanpeng Shen, SNP China Enterprises Limited and HSG Holding Limited is interested in the Class A Ordinary Shares held by HSG Venture VI Holdco, Ltd., HongShan Capital Venture Fund VI, L.P., HSG Venture VI Management, L.P., HSG Venture VII Holdco, Ltd., HongShan Capital Venture Fund VII, L.P. and HSG Venture VII Management, L.P. under the SFO.

(4) 2774719 Ontario Limited is wholly-owned by Ontario Teachers' Pension Plan Board. As such, Ontario Teachers' Pension Plan Board is deemed to be interested in the 21,641,766 Class A Ordinary Shares held by 2774719 Ontario Limited.

(5) Deutsche Bank Aktiengesellschaft (Incorporated in the Federal Republic of Germany & members' liability is limited) was interested in an aggregated 193,952,606 Class A Ordinary Shares (long position) and 193,535,137 Class A Ordinary Shares (short position) in the Company. According to the disclosure of interest notice filed by Deutsche Bank Aktiengesellschaft regarding the relevant event dated June 30, 2026, such Class A Ordinary Shares were held by Deutsche Bank Aktiengesellschaft via its subsidiary acting in its capacity as a depositary of the ADR program of the Company. Among them, 14,751 Class A Ordinary Shares (long position) were held through listed derivatives – cash settled.

Save as disclosed above, as of June 30, 2026, the Directors were not aware of any other person who had any interest or short position in the Shares or underlying Shares which would fall to be recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

## 2016 SHARE PLAN

The Company adopted the 2016 Share Plan on December 3, 2016. The 2016 Share Plan does not involve any further grant of awards by the Company after the Listing. As such, during the Reporting Period, no grant was made under the 2016 Share Plan which requires review by the Compensation Committee, and no grant was made to (i) any Directors, chief executive or substantial Shareholders of the Company or their respective associates; (ii) any participant with options and awards in excess of the 1% individual limit under Rule 17.03D of the Listing Rules; nor (iii) any related entity participant or service provider. Closing price of Shares immediately before the date on which the awards were granted and the fair value of share options at the date of grant are therefore not applicable.

The following is a summary of the principal terms of the 2016 Share Plan.

***Purpose***. The purpose of the 2016 Share Plan is to enable the Company to grant equity awards to selected participants as incentives or rewards for their contribution to the Group, in particular, (i) to motivate them to optimize their performance and efficiency for the benefit of the Group; (ii) to attract and retain them whose contributions are or will be beneficial to the Group; and (iii) to encourage them to enhance cooperation and communication amongst team members for the growth of the Group.

***Eligible Participants***. Only employees, outside directors and consultants shall be eligible for the grant of non-statutory options, restricted share units or the direct award or sale of shares. Only employees shall be eligible for the grant of option that qualifies as an incentive stock option as described in the U.S. Internal Revenue Code of 1986, section 422(b).

***Form of Awards***. The 2016 Share Plan permits the direct award or sale of shares and the grant of options to purchase shares or restricted share units.

***Maximum Number of Shares***. The maximum number of ordinary shares that may be issued pursuant to equity awards granted under the 2016 Share Plan is 58,427,257 (representing 13.45% of the issued shares (excluding treasury shares) as of the Latest Practicable Date), subject to certain adjustments pursuant to the terms of the 2016 Share Plan. Under the 2016 Share Plan, there is no specific limit on the maximum number of ordinary shares which may be entitled to a single eligible participant. The 2016 Share Plan has no service provider sublimit under Chapter 17 of the Listing Rules.

### *Options*

*Exercise price.* The entire purchase price or exercise price of shares issued under the 2016 Share Plan shall be payable in cash or cash equivalents at the time when such shares are purchased, except as otherwise provided. The exercise price of an option shall not be less than 100% of the fair market value of a share on the date of grant but in no event less than the par value per share. There is no additional amount payable on application or acceptance of the share options.

*Vesting Schedule.* Share options generally have a 10-year contractual term and vest over a four-year period starting from the date specified in each agreement. The share options will vest in accordance with the vesting schedules set out in the respective share award agreements with vesting period ranging from 2 to 5 years.

*Rights attached to Options.* Each grant of an option under the 2016 Share Plan shall be evidenced by a share option agreement between the optionee and our company. The option shall be subject to all applicable terms and conditions of the 2016 Share Plan and may be subject to any other terms and conditions that are not inconsistent with the 2016 Share Plan and that the board of directors deems appropriate for inclusion in a share option agreement.

### *Restricted Share Unit Award*

*General.* Under the 2016 Share Plan, each award of restricted share unit award shall be evidenced by a restricted share unit award agreement between the grantee and the Company. No cash consideration is payable on application or acceptance of the awards.

*Restrictions on RSUs.* Each restricted share unit award may or may not be subject to vesting, as determined by the Board in its sole discretion. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the restricted share unit award agreement. The holders of restricted share unit awards shall have no voting rights.

*Settlement of RSUs.* Settlement of any vested restricted share unit award may be made in the form of (a) shares, (b) cash or (c) any combination of both, as determined by the Board in its sole discretion. The actual number of restricted share units eligible for settlement may be larger or smaller than the number included in the original restricted share unit award, based on predetermined performance factors.

***Amendment, Suspension or Termination.*** The Plan shall terminate automatically 10 years after the later of (i) the date when the Board adopted the 2016 Share Plan or (ii) the date when the Board approved the most recent increase in the number of Shares reserved under section 4 of the 2016 Share Plan that was also approved by the Shareholders. As the shareholders of the Company approved the increase in the number of Shares reserved under section 4 of the 2016 Share Plan in March 2020, as of June 30, 2026, the remaining life of the 2016 Share Plan was approximately 4 years.

***Outstanding awards granted.*** Since Listing Date, we have not made and will not make any new grants of awards under the 2016 Share Plan. As such, no award was available for grant at the beginning of the Reporting Period, and no award remained available for grant under the 2016 Share Plan as of June 30, 2026. As of the Latest Practicable Date, 5,914,200 Shares underlying the awards are available for issue under the 2016 Share Plan, representing approximately 1.36% of the issued Shares as of the Latest Practicable Date.

As of June 30, 2026 and the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding options granted under the 2016 Share Plan amounted to 1,137,054 Class A Ordinary Shares and 1,137,054 Class A Ordinary Shares, representing approximately 0.26% and 0.26% of the issued Shares as of the Latest Practicable Date.

As of June 30, 2026 and the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding restricted share units granted under the 2016 Share Plan amounted to 4,936,054 Class A Ordinary Shares and 4,777,146 Class A Ordinary Shares, representing approximately 1.14% and 1.10% of the issued Shares as of the Latest Practicable Date.

Details of the movements of share options under the 2016 Share Plan during the Reporting Period are as follows:

| | | | | | Number of Class A Ordinary Shares underlying the relevant options | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Category and name of grantee | Date of grant | Expiry date | Exercise price per Class A Ordinary Share underlying the options | Vesting period | Outstanding options as of January 1, 2026 | Granted during the Reporting Period | Exercised during the Reporting Period[(2)] | Cancelled during the Reporting Period | Lapsed during the Reporting Period | Outstanding as of June 30, 2026 |
| Employee participants (other than Directors and chief executive) | November 30, 2016 to April 22, 2025 | November 30, 2026 to April 22, 2035 | US$0.0005 to US$5.6 | 2 to 4 years | 1,621,005 | – | 483,951 | – | – | 1,137,054 |
| **Total** | | | | | **1,621,005** | **–** | **483,951** | **–** | **–** | **1,137,054** |

*Notes:*

(1) In respect of the exercise period of the share options under the 2016 Share Plan, the exercise period of the share options granted shall commence from the date on which the relevant share options become vested and ended on the expiry date, subject to the terms of the relevant 2016 Share Plan and the share option award agreement signed by the grantee. No options shall generally be exercised after ten years from the date of grant.

(2) During the Reporting Period, the exercise of (i) 309,817 share options were funded by ADSs underlying Class A Ordinary Shares already issued and registered in the name of the Depositary, and (ii) 174,134 share options were funded by new Class A Ordinary Shares issued. The weighted average closing price of the ADSs quoted on the Nasdaq immediately before the date(s) on which the share options were exercised was US$9.85. The exercise price of the share options exercised ranged from US$0.0005 to US$3.28 per Class A Ordinary Share.

Details of the movements of restricted share units under the 2016 Share Plan during the Reporting Period are as follows:

| | | | Number of Class A Ordinary Shares underlying the relevant awards | | | | | |
|---|---|---|---|---|---|---|---|---|
| Category and name of grantee | Date of grant | Vesting period | Outstanding awards as of January 1, 2026 | Granted during the Reporting Period | Vested during the Reporting Period(1) | Cancelled during the Reporting Period(2) | Lapsed during the Reporting Period | Outstanding as of June 30, 2026 |
| **Director(s) and chief executive(s)** | | | | | | | | |
| Dr. Tiancheng Lou | December 4, 2024 | 4 years | 354,167 | – | 62,500 | – | – | 291,667 |
| **Other employee participants** | May 28, 2021 to September 22, 2025 | 2 to 5 years | 7,805,438 | – | 1,819,394 | 711,628 | 630,029 | 4,644,387 |
| **Total** | | | **8,159,605** | **–** | **1,881,894** | **711,628** | **630,029** | **4,936,054** |

*Notes:*

(1) During the Reporting Period, the vesting of (i) 1,121,466 restricted share units were funded by ADSs underlying Class A Ordinary Shares already issued and registered in the name of the Depositary, and (ii) 697,928 restricted share units were funded by new Class A Ordinary Shares issued. The weighted average closing price of the ADSs quoted on the Nasdaq immediately before the date(s) on which the restricted share units were vested was US$8.49. There is no purchase price attached to the restricted share units vested during the Reporting Period.

(2) There is no purchase price attached to the restricted share units cancelled during the Reporting Period.

## 2026 SHARE SCHEME

The 2026 Share Scheme was adopted by the Company on April 2, 2026 upon approval by the Shareholders at the EGM. The following is a summary of the principal terms of the 2026 Share Scheme.

***Purpose***. The purposes of the 2026 Share Scheme are (i) to align the interests of Eligible Persons with those of the Group through ownership of Award Shares, dividends and other distributions paid on Award Shares and/or the increase in value of the Award Shares; (ii) to recognize and reward Eligible Persons for their contribution to the Group; and (iii) to encourage and retain Eligible Persons to make contributions to the long-term development of the Group.

***Eligible Participants***. Eligible Persons under the 2026 Share Scheme comprise (i) Employee Participants and (ii) Service Providers whom the Board or the Scheme Administrator considers, in its sole discretion, to have contributed or will contribute to the Group.

***Form of Awards***. The 2026 Share Scheme permits the grant of Options, RSUs, restricted shares and other forms of share incentives as the Board or the Scheme Administrator may determine in accordance with the Scheme Rules. An Award may vest in the form of Award Shares and/or the Actual Selling Price of the Award Shares in cash.

***Scheme Limit and Service Providers Limit***

*Scheme Limit.* The maximum number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to Awards granted and to be granted under the 2026 Share Scheme, when aggregated with the number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to other share schemes of the Company, shall not exceed 43,354,155 Class A Ordinary Shares, representing 10% of the total number of issued Shares as of the Adoption Date.

*Service Providers Limit.* The maximum number of Class A Ordinary Shares and/or ADSs which may be issued pursuant to Awards granted and to be granted to Service Providers shall not exceed 4,335,415 Class A Ordinary Shares, representing 1% of the total number of issued Shares as of the Adoption Date.

***Maximum Entitlement.*** The total number of Class A Ordinary Shares and/or ADSs issued and to be issued upon the vesting or exercise of Awards granted and to be granted under the 2026 Share Scheme and other awards schemes of the Company to each Selected Participant (excluding Awards lapsed in accordance with the 2026 Share Scheme) in any 12-month period up to (and including) the date of the latest grant shall not exceed 4,335,415 Class A Ordinary Shares, representing 1% of the total number of issued Shares in issue as of the Adoption Date.

***Vesting Period.*** The Board or the Scheme Administrator may determine the applicable vesting dates and any other criteria and conditions for vesting of an Award. The vesting period in respect of any Award shall not be less than 12 months from the grant date, except that a shorter vesting period may be permitted in respect of an Employee Participant in the circumstances prescribed under the Scheme Rules.

***Options***

*Option Period.* The period during which an Option may be exercised shall be determined and notified by the Board or the Scheme Administrator to the relevant Selected Participant, provided that an Option shall not expire later than ten years from its grant date.

*Exercise Price.* Options may be exercisable into Class A Ordinary Shares and/or ADSs. For Options exercisable into ADSs, the Exercise Price shall be at least the higher of (i) the per-ADS closing price on Nasdaq on the grant date; and (ii) the average per-ADS closing price on Nasdaq for the five Nasdaq trading days immediately preceding the grant date. For Options exercisable into Class A Ordinary Shares, the Exercise Price shall be determined in compliance with Rule 17.03E of the Listing Rules. There is no additional amount payable on application or acceptance of the share options.

***Awards Other Than Options***

*Purchase Price.* The purchase price of Awards other than Options is nil.

*Performance Targets.* The Board or the Scheme Administrator may determine any performance targets or other criteria as conditions to the vesting of an Award, taking into account the roles and contributions of the relevant Selected Participant and the purposes of the 2026 Share Scheme.

**Lapse, Cancellation and Clawback.** Awards may lapse or be cancelled in the circumstances prescribed under the Scheme Rules or the relevant Award Letter, including where the Selected Participant ceases to be an Eligible Person, breaches the conditions of the Award or fails to satisfy the applicable vesting conditions. Awards are also subject to the clawback and recoupment arrangements or policies of the Company from time to time.

**Duration and Termination.** The 2026 Share Scheme shall remain valid and effective for ten years from April 2, 2026, subject to early termination by the Board. Any termination shall not affect the subsisting rights of Selected Participants in respect of Awards granted prior to such termination.

**Remaining Life.** As at 30 June 2026, the remaining life of the 2026 Share Scheme was approximately 10 years.

**Awards Available for Grant.** Upon adoption of the 2026 Share Scheme, the Scheme Limit and the Service Providers Limit were 43,354,155 Class A Ordinary Shares and 4,335,415 Class A Ordinary Shares, respectively. As of June 30, 2026, 34,350,856 Class A Ordinary Shares remained available for future grant under the Scheme Limit and 4,060,385 Class A Ordinary Shares remained available for future grant under the Service Providers Limit.

On January 23, 2026, the Company has conditionally granted a total of 2,000,000 RSUs under the 2026 Share Scheme to Dr. Peng and Dr. Lou. On April 14, 2026, the Company has granted (i) a total of 6,988,299 RSUs under the 2026 Share Scheme to 514 employees of the Group, three independent non-executive Directors and a service provider and (ii) 15,000 Options under the 2026 Share Scheme to an employee of the Group, details of which are set out below. The Compensation Committee has reviewed and approved the abovementioned grant of RSUs and Options. Save as disclosed above, during the Reporting Period, no grant was made under the 2026 Share Scheme which requires review by the Compensation Committee, and no grant was made to (i) any Directors, chief executive or substantial Shareholders of the Company or their respective associates; (ii) any participant with options and awards in excess of the 1% individual limit under Rule 17.03D of the Listing Rules; nor (iii) any related entity participant or service provider.

Details of the movements of share options under the 2026 Share Scheme during the Reporting Period are as follows:

| Category and name of grantee | Date of grant | Exercise price per ADS | Vesting period | Exercise period | Outstanding as of January 1, 2026 | Granted during the Reporting Period[(1)(2)] | Exercised during the Reporting Period | Cancelled during the Reporting Period | Lapsed during the Reporting Period | Outstanding as of June 30, 2026 | Fair Value of the options granted during the Reporting Period at the date of grant[(3)] |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Employee participant (other than Directors and chief executive) | April 14, 2026 | US$10.36 | 25% on the first anniversary of March 31, 2026 and the remaining 75% in equal quarterly installments thereafter | Ten years from the date of grant | – | 15,000 | – | – | – | 15,000 | US$5.29 |
| **Total** | | | | | **–** | **15,000** | **–** | **–** | **–** | **15,000** | **–** |

*Notes:*

(1) Such options granted are exercisable into ADSs. The closing price of the ADSs immediately before April 14, 2026, being the date of grant of the Options, was US$10.04 per ADS. The closing price of the ADSs on the date of grant was US$10.36 per ADS.

(2) The Options granted during the Reporting Period were not subject to any performance targets and were subject to the clawback mechanism under the 2026 Share Scheme.

(3) For the accounting standards and policies adopted, please refer to Note 11 of the unaudited condensed consolidated financial statement.

Details of the movements of RSUs under the 2026 Share Scheme during the Reporting Period are as follows:

| Category and name of grantee | Date of grant | Vesting period | Outstanding as of January 1, 2026 | Granted during the Reporting Period[(1)(3)(4)] | Vested during the Reporting Period | Cancelled during the Reporting Period | Lapsed during the Reporting Period | Outstanding as of June 30, 2026 | Fair Value of the RSUs granted during the Reporting Period at the date of grant[(6)] |
|---|---|---|---|---|---|---|---|---|---|
| **Directors and chief executive** | | | | | | | | | |
| Dr. Jun Peng[(2)] | January 23, 2026 | 25% on December 25, 2026 and the remaining 75% in equal quarterly installments thereafter | – | 1,400,000 | – | – | – | 1,400,000 | US$9.22 |
| Dr. Tiancheng Lou[(2)] | January 23, 2026 | 25% on December 25, 2026 and the remaining 75% in equal quarterly installments thereafter | – | 600,000 | – | – | – | 600,000 | US$9.22 |
| Mr. Jackson Peter Tai | April 14, 2026 | All RSUs shall vest on November 27, 2026 | – | 6,692 | – | – | – | 6,692 | US$10.36 |
| Dr. Mark Qiu | April 14, 2026 | All RSUs shall vest on November 27, 2026 | – | 6,692 | – | – | – | 6,692 | US$10.36 |
| Ms. Asmau Ahmed | April 14, 2026 | All RSUs shall vest on November 27, 2026 | – | 6,692 | – | – | – | 6,692 | US$10.36 |
| **Other employee participants** | April 14, 2026 | Various vesting schedules as specified in the relevant Award Letters | – | 6,693,193 | – | – | 379,823 | 6,313,370 | US$10.36 |
| Service Provider[(5)] | April 14, 2026 | Up to two years commencing from March 1, 2026, subject to performance targets | – | 275,030 | – | – | – | 275,030 | US$10.36 |
| **Total** | | | **–** | **8,988,299** | **–** | **–** | **379,823** | **8,608,476** | **–** |

*Notes:*

(1) The purchase price of all RSUs granted during the Reporting Period was nil.

(2) The grants of 1,400,000 RSUs to Dr. Jun Peng and 600,000 RSUs to Dr. Tiancheng Lou were made conditionally on January 23, 2026 and were approved by the Shareholders at the EGM on April 2, 2026.

(3) The closing prices of the Class A Ordinary Shares and ADSs immediately before January 23, 2026, being the date of grant, were HK$123.10 per Share and US$16.58 per ADS, respectively. The closing prices of the Class A Ordinary Shares and ADSs on the date of grant were HK$131.80 per Share and US$16.44 per ADS, respectively.

(4) The closing prices of the Class A Ordinary Shares and ADSs immediately before April 14, 2026, being the date of grant, were HK$74.55 per Class A Ordinary Share and US$10.04 per ADS, respectively. The closing prices on the date of grant were HK$78.60 per Class A Ordinary Share and US$10.36 per ADS.

(5) The RSUs granted to the Service Provider were subject to the achievement of certain business-development-related performance targets. Save for the foregoing, no performance target was attached to the RSUs granted during the Reporting Period. All RSUs granted during the Reporting Period were subject to the clawback mechanism under the 2026 Share Scheme.

(6) For the accounting standards and policies adopted, please refer to Note 11 of the unaudited condensed consolidated financial statement.

After the Reporting Period, the Company granted 1,326,736 RSUs under the 2026 Share Scheme. For details, please refer to the section headed "Events after the Reporting Period" in this interim report.

As of the Latest Practicable Date, 43,354,155 Shares underlying the awards are available for issue under the 2026 Share Scheme, representing approximately 9.98% of the issued Shares as of the Latest Practicable Date.

As of June 30, 2026 and the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding options granted under the 2026 Share Scheme amounted to 15,000 Class A Ordinary Shares and 15,000 Class A Ordinary Shares, representing approximately 0.00% and 0.00% of the issued Shares as of the Latest Practicable Date.

As of June 30, 2026 and the Latest Practicable Date, the number of underlying Shares pursuant to the outstanding restricted share units granted under the 2026 Share Scheme amounted to 8,608,476 Class A Ordinary Shares and 9,792,109 Class A Ordinary Shares, representing approximately 1.98% and 2.25% of the issued Shares as of the Latest Practicable Date.

The number of Shares that may be issued in respect of options and awards granted under all share schemes of the Company during the six months ended June 30, 2026, divided by the weighted average number of Class A Ordinary Shares in issue during the same period, was 0.0255.

## PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Hong Kong Stock Exchange and Nasdaq (including sale of treasury shares) during the Reporting Period.

As of June 30, 2026, the Company did not have any treasury shares (as defined under the Listing Rules).

## DISCLOSURE OF CHANGES IN DIRECTORS' INFORMATION PURSUANT TO LISTING RULE 13.51B(1)

Save for the information disclosed below, there has been no change to the information of the Directors which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules as of the Latest Practicable Date.

– Mr. Fei Zhang was re-designated as an independent non-executive director of Kuaishou Technology (a company listed on the Stock Exchange, HKEX: 1024) with effect from May 28, 2026.

– Each of Mr. Fei Zhang and Mr. Takeo Hamada retired and was re-elected as a Director at the AGM held on June 8, 2026.

## CHANGE OF JOINT COMPANY SECRETARY

Mr. Tian Gao resigned as a joint company secretary of the Company with effect from April 16, 2026. Dr. Haojun Wang ("**Dr. Wang**") was appointed as a joint company secretary of the Company with effect from June 10, 2026. Following the appointment, Dr. Wang and Mr. Ng Tung Ching Raphael serve as the joint company secretaries of the Company. For details, please refer to the announcements of the Company dated April 16, 2026 and June 10, 2026.

## USE OF PROCEEDS FROM THE GLOBAL OFFERING

On November 6, 2025, 352,452,783 shares of the Class A Ordinary Shares were listed on the Main Board of the Hong Kong Stock Exchange, including 48,249,000 newly issued Class A Ordinary Share with issue price of HK$139.00 per share. The net proceeds from the Global Offering amounted to approximately HK$6,454.36 million.

There was no change in the intended use of the net proceeds as previously disclosed in the Prospectus. The Group intends to continue to utilize the remaining net proceeds in accordance with the purposes, allocations and proportions set out in the Prospectus. The table below sets out the utilization of the net proceeds as of June 30, 2026:

| | Percentage of total net proceeds *(%)* | Planned use of proceeds as stated in the Prospectus *(HK$ million)* | Unutilized net proceeds as of January 1, 2026 *(HK$ million)* | Actual use of proceeds during the six months ended June 30, 2026 *(HK$ million)* | Unutilized net proceeds as of June 30, 2026 *(HK$ million)* | Expected timeframe for utilizing the remaining unutilized net proceeds |
|---|---|---|---|---|---|---|
| **For execution of our go-to-market strategies** | 50% | 3,227.2 | 3,227.2 | 356.5 | 2,870.7 | Over the course of the next five years |
| – strategically scale up our business operations in existing markets and selectively expand in new markets | 30% | 1,936.4 | 1,936.4 | 213.9 | 1,722.5 | |
| – develop our fleet management system to optimize and improve our operations and maintenance | 10% | 645.4 | 645.4 | 71.3 | 574.1 | |
| – sales and marketing activities | 10% | 645.4 | 645.4 | 71.3 | 574.1 | |
| **For continued investments in research and development of our Level 4 autonomous driving technology and solutions** | 40% | 2,581.8 | 2,581.8 | 285.2 | 2,296.6 | Over the course of the next five years |
| – develop and upgrade our Virtual Driver technology | 15% | 968.2 | 968.2 | 107.0 | 861.2 | |
| – develop the next generation of Level 4 autonomous vehicles, including robotaxis and robotrucks, and related components, as well as value-added technology solutions and services | 20% | 1,290.9 | 1,290.9 | 142.6 | 1,148.3 | |
| – retain, expand and strengthen our research and development team | 5% | 322.7 | 322.7 | 35.6 | 287.1 | |
| **For working capital needs and other general corporate purposes(1)** | 10% | 645.4 | 645.4 | 71.3 | 574.1 | Over the course of the next five years |
| **Total** | **100%** | **6,454.4** | **6,454.4** | **713.0** | **5,741.4** | |

*Note:*

(1) Working capital and general corporate purposes mainly include: salaries, office rent and administrative costs, professional services fee, and business travel expenses, etc.

The expected timeline for using the unutilized net proceeds is based on the best estimation of the business market situations made by the Board. It might be subject to changes based on the market conditions.

## MATERIAL LITIGATION

The Company was not involved in any material litigation or arbitration during the six months ended June 30, 2026 which could have a material and adverse effect on the Group's financial condition or results of operations. The Directors were also not aware of any material litigation or claims that were pending or threatened against the Company as of June 30, 2026 which could have a material and adverse effect on the Group's financial condition or results of operations.

## CORPORATE GOVERNANCE

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of shareholders and to enhance corporate value and accountability.

The Board has established four committees, namely, the Audit Committee, Compensation Committee, Nomination Committee and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. All Board committees of the Company are established with specific written terms of reference which deal clearly with their authority and duties. The terms of reference of the Board committees are posted on the Company's website and the Stock Exchange's website.

### Corporate Governance Committee

The Company has established the Corporate Governance Committee in compliance with the Corporate Governance Code and Rules 8A.30 and 8A.31 of the Listing Rules. The Corporate Governance Committee comprises three members, namely Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed, all of whom are independent non-executive Directors. Dr. Mark Qiu is the chairman of the Corporate Governance Committee.

The terms of reference of the Corporate Governance Committee are of no less exacting terms than those set out in the Corporate Governance Code and is in compliance with Rule 8A.30 of the Listing Rules. The principal duties of the Corporate Governance Committee include ensuring that the Company is operated and managed for the benefit of all Shareholders and ensuring the Company's compliance with the Listing Rules and safeguards relating to the weighted voting right structures of the Company.

The Corporate Governance Committee held two meetings in March and August 2026, respectively, to review, discuss and consider, among others, the Company's development in environmental, social and governance ("**ESG**") workstream for the first half of 2026, the Company's management of conflicts of interests, the risks related to the Company's WVR structure, the performance of the compliance adviser of the Company in the first half of 2026, and the effectiveness of shareholders engagement of the Company (particularly with regards to the requirements of Rule 8A.35 of the Listing Rules), and the work of the Corporate Governance Committee covering all areas of its charter (including, without limitation, reviewing the Company's policies and practices on corporate governance, the Company's policies and practices on compliance with legal and regulatory requirements, the training and continuous professional development of Directors and senior management, the code of conduct to employees and Directors, and the Company's compliance with the Corporate Governance Code). In particular, the Corporate Governance Committee has confirmed to the Board that it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the WVR Beneficiaries in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole. These measures include the Corporate Governance Committee ensuring that (i) any connected transactions are disclosed and dealt with in accordance with the requirements of the Listing Rules, (ii) any Directors who have a conflict of interest abstained from voting on the relevant board resolution, and (iii) the compliance adviser is consulted on any matters related to transactions involving the WVR Beneficiaries or a potential conflict of interest between the Group and the WVR Beneficiaries. The Corporate Governance Committee recommended the Board to continue the implementation of these measures and to periodically review their efficacy towards these objectives. Having reviewed the remuneration and terms of engagement of the compliance adviser, the Corporate Governance Committee confirmed to the Board that it was not aware of any factors that would require it to consider either the removal of the current compliance adviser or the appointment of a new compliance adviser. As a result, the Corporate Governance Committee recommended that the Board retain the services of the compliance adviser of the Company. For the Corporate Governance Committee meeting held in March 2026, please also refer to the Company's annual report of 2025 for details.

The Corporate Governance Committee has confirmed that (i) the WVR beneficiaries have been members of the Board throughout the Reporting Period; (ii) no matter under Rule 8A.17 has occurred during the Reporting Period; and (iii) the WVR Beneficiaries have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules during the Reporting Period.

### Compliance with the Code on Corporate Governance Practices

During the Reporting Period, we have complied with all of the applicable code provisions of the Corporate Governance Code set forth in Appendix C1 to the Listing Rules, save for the following.

Pursuant to code provision C.2.1 of the Corporate Governance Code, companies listed on the Stock Exchange are expected to comply with, but may choose to deviate from the requirement that the responsibilities between the chairperson and the chief executive officer should be segregated and should not be performed by the same individual. We do not have a separate Chairman of the Board and Chief Executive Officer, and Dr. Peng currently performs these two roles. The Board believes that, in view of Dr. Peng's experience, personal profile and his roles in our Company as mentioned above, Dr. Peng is the Director best suited to identify strategic opportunities and focus on the Board due to his extensive understanding of our business as our Chief Executive Officer. Our Board also believes that the combined roles of both chairperson and chief executive officer can promote the effective execution of strategic initiatives and facilitate the flow of information between management and our Board. Our Board will continue to review and consider splitting the roles of Chairman of the Board and the Chief Executive Officer if and when it is appropriate taking into account the circumstances of the Group as a whole.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and the independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole. The Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code, and maintain a high standard of corporate governance practices of the Company.

### Compliance with the Model Code for Securities Transactions by Directors

The Company has adopted a code of conduct regarding Directors' securities transactions on terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers (the "**Model Code**") set out in Appendix C3 to the Listing Rules as its own securities dealing code to regulate dealings by the Directors and relevant employees in the securities of the Company and other matters covered by the Model Code.

Specific enquiry has been made of all the Directors, and they have confirmed that they have complied with the Model Code during the Reporting Period and up to the Latest Practicable Date.

## REVIEW OF INTERIM FINANCIAL INFORMATION BY THE AUDIT COMMITTEE

We have established the Audit Committee with written terms of reference in compliance with Rule 3.21 of the Listing Rules and paragraph D.3 of Part 2 of the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Company, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee consists of three independent non-executive Directors, namely, Mr. Jackson Peter Tai, Dr. Mark Qiu and Ms. Asmau Ahmed. Mr. Jackson Peter Tai serves as the chairman of the Audit Committee.

The Audit Committee has reviewed the interim report and the unaudited interim results of the Company for the six months ended June 30, 2026. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The independent auditor of the Company, Deloitte Touche Tohmatsu, has reviewed the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2026 in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants.

## EVENTS AFTER THE REPORTING PERIOD

On July 9, 2026, the Company granted an aggregate of 1,326,736 RSUs under the 2026 Share Scheme to 107 employees of the Group. The grantees were eligible participants under the 2026 Share Scheme and none of them was a Director, chief executive or substantial shareholder of the Company, or an associate of any of them. For further details, please refer to the announcement of the Company dated July 9, 2026.

Save as disclosed above, there was no other significant event that might materially affect the Group after June 30, 2026 and up to the Latest Practicable Date.

## APPROVAL OF INTERIM REPORT

The interim report and the unaudited condensed consolidated financial statements of the Group for the six months ended June 30, 2026 were approved and authorized for issue by the Board on August 18, 2026.

By order of the Board
**Pony AI Inc.**
**Dr. Jun Peng**
*Chairman of the Board and Chief Executive Officer*

# Other Information

## USE OF NON-GAAP FINANCIAL MEASURES

We use adjusted net loss, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net loss (non-GAAP) helps identify underlying trends in our business, provides useful information about our results of operations, and enhances the overall understanding of our past performance and future prospects.

Adjusted net loss (non-GAAP) should not be considered in isolation or construed as an alternative to loss from operations, net loss or any other measure of performance or as an indicator of our operating performance. Adjusted net loss (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted net loss (non-GAAP) represents net loss excluding the impact of share-based compensation expenses, changes in fair value of trading securities and impairment loss on prepayment for long-term investments.

## UNAUDITED RECONCILIATION OF U.S. GAAP AND NON-GAAP RESULTS

*(All amounts in thousands, except for share and per share data)*

| | For the Six Months Ended June 30, | |
|---|---|---|
| | 2025 *USD* | **2026** ***USD*** |
| Research and development expenses | (96,516) | **(104,114)** |
| Share-based compensation expenses | 11,874 | **8,982** |
| **Non-GAAP research and development expenses** | (84,642) | **(95,132)** |
| Selling, general and administrative expenses | (26,574) | **(31,876)** |
| Share-based compensation expenses | 4,343 | **4,636** |
| **Non-GAAP selling, general and administrative expenses** | (22,231) | **(27,240)** |
| Operating expenses | (123,090) | **(135,990)** |
| Share-based compensation expenses | 16,217 | **13,618** |
| **Non-GAAP operating expenses** | (106,873) | **(122,372)** |
| Loss from operations | (117,311) | **(124,079)** |
| Share-based compensation expenses | 16,217 | **13,618** |
| **Non-GAAP loss from operations** | (101,094) | **(110,461)** |
| Net loss | (90,640) | **(98,861)** |
| Share-based compensation expenses | 16,217 | **13,618** |
| Changes in fair value of trading securities | 6,234 | **(25,663)** |
| Impairment loss on prepayment for long-term investments | – | **25,000** |
| **Non-GAAP net loss[1]** | (68,189) | **(85,906)** |
| Net loss attributable to Pony AI Inc. | (96,086) | **(110,251)** |
| Share-based compensation expenses | 16,217 | **13,618** |
| Changes in fair value of trading securities | 6,234 | **(13,584)** |
| Impairment loss on prepayment for long-term investments | – | **25,000** |
| **Non-GAAP net loss attributable to Pony AI Inc.** | (73,635) | **(85,217)** |

| | For the Six Months Ended June 30, | |
|---|---|---|
| | 2025 | **2026** |
| | *USD* | ***USD*** |
| Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share, basic and diluted | 359,375,886 | **433,546,371** |
| Non-GAAP net loss per ordinary share, basic and diluted | (0.20) | **(0.20)** |
| **Net cash used in operating activities** | (79,570) | **(118,215)** |
| Capital expenditures | (14,464) | **(44,618)** |
| **Free cash flows[2] (Non-GAAP)** | (94,034) | **(162,833)** |

*Notes:*

1. Such adjustments have no impact on income tax for the six months ended June 30, 2025 and 2026, as no deferred tax has been recognized in respect of the temporary differences arising from these Non-GAAP adjustments.

2. Free Cash Flows are a non-GAAP measure, commonly defined as cash flows from operating activities as presented in the statement of cash flows, less capital expenditures. However, in the context of the Company, operating cash flows are a cash out (i.e., a cash outflow). Free Cash Flows represent the total of operating cash outflows plus capital expenditures. This metric reflects the Company's important cash outflows, as it combines the funds required to maintain operations and invest in growth.

# Report on Review of Condensed Consolidated Financial Statements

TO THE DIRECTORS OF PONY AI INC.
*(Incorporated in the Cayman Islands with limited liability)*

## INTRODUCTION

We have reviewed the condensed consolidated financial statements of Pony AI Inc. (the "Company") and its subsidiaries (collectively referred to as the "Group") set out on pages 42 to 87, which comprise the condensed consolidated balance sheet as of June 30, 2026 and the related condensed consolidated statements of operations and comprehensive loss, condensed consolidated statements of changes in shareholders' equity and condensed consolidated statements of cash flows for the six-month period then ended, and notes to the condensed consolidated financial statements. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The directors of the Company are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with U.S. GAAP. Our responsibility is to express a conclusion on these condensed consolidated financial statements based on our review, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

## SCOPE OF REVIEW

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" (the "HKSRE 2410") issued by the Hong Kong Institute of Certified Public Accountants. A review of these condensed consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

## CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements of the Group are not prepared, in all material respects, in accordance with U.S. GAAP.

**Deloitte Touche Tohmatsu**
Certified Public Accountants
Hong Kong
August 18, 2026

# Unaudited Condensed Consolidated Balance Sheets

(All amounts in USD thousands, except share, per share and per ADS data)

| | Notes | As of December 31, 2025 | As of June 30, 2026 |
|---|---|---|---|
| **Assets** | | | |
| **Current assets:** | | | |
| Cash and cash equivalents | | 293,489 | **327,111** |
| Restricted cash, current | | 1,936 | **4,678** |
| Short-term investments (including investments measured at fair value of $872,158 and $787,008 as of December 31, 2025 and June 30, 2026, respectively) | *5* | 872,158 | **787,008** |
| Accounts receivable, net | *16* | 23,644 | **43,324** |
| Amounts due from related parties, current | *13* | 11,338 | **12,907** |
| Prepaid expenses and other current assets | | 48,074 | **61,784** |
| **Total current assets** | | 1,250,639 | **1,236,812** |
| **Non-current assets:** | | | |
| Restricted cash, non-current | | 288 | **117** |
| Property, equipment and software, net | *6* | 60,467 | **98,533** |
| Operating lease right-of-use assets | *8* | 14,811 | **18,792** |
| Long-term investments (including investments measured at fair value of $129,876 and $170,937 as of December 31, 2025 and June 30, 2026, respectively) | *4, 5* | 454,942 | **375,660** |
| Prepayment for long-term investments | *17* | 25,000 | **–** |
| Other non-current assets | | 6,690 | **8,725** |
| **Total non-current assets** | | 562,198 | **501,827** |
| **Total assets** | | 1,812,837 | **1,738,639** |
| **Liabilities and Shareholders' Equity** | | | |
| **Current liabilities:** | | | |
| Accounts payable and other current liabilities | *7* | 85,261 | **70,818** |
| Operating lease liabilities, current | *8* | 4,792 | **5,510** |
| Amounts due to related parties, current | *13* | 1,422 | **1,250** |
| **Total current liabilities** | | 91,475 | **77,578** |
| Operating lease liabilities, non-current | *8* | 10,375 | **13,515** |
| Other non-current liabilities | | 1,988 | **1,912** |
| **Total liabilities** | | 103,838 | **93,005** |
| **Commitments and contingencies** *(See note 9)* | | | |

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

(All amounts in USD thousands, except share, per share and per ADS data)

| | Notes | As of December 31, 2025 | **As of June 30, 2026** |
|---|---|---|---|
| **Pony AI Inc. shareholders' equity:** | | | |
| Class A ordinary shares ($0.0005 par value, 498,911,230 shares and 518,911,230 shares authorized as of December 31, 2025 and June 30, 2026, respectively; 352,452,783 shares and 353,324,845 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively) | *10* | 182 | **182** |
| Class B ordinary shares ($0.0005 par value, 81,088,770 shares and 81,088,770 shares authorized, issued and outstanding as of December 31, 2025 and June 30, 2026, respectively) | *10* | 35 | **35** |
| Additional paid-in capital | | 3,078,559 | **3,091,949** |
| Special reserve | | 355 | **422** |
| Accumulated deficit | | (1,421,955) | **(1,532,273)** |
| Accumulated other comprehensive (loss) income | | (4,899) | **15,219** |
| **Total Pony AI Inc. shareholders' equity** | | 1,652,277 | **1,575,534** |
| Non-controlling interests | | 56,722 | **70,100** |
| **Total shareholders' equity** | | 1,708,999 | **1,645,634** |
| **Total liabilities and shareholders' equity** | | 1,812,837 | **1,738,639** |

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

# Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in USD thousands, except share, per share and per ADS data)

| | | Six months ended June 30, | |
|---|---|---|---|
| | *Notes* | 2025 | **2026** |
| **Revenues** | | | |
| Service revenues (including revenues from related parties of $11,148 and $21,791 for the six months ended June 30, 2025 and 2026, respectively) | *2(d)* | 21,685 | **36,194** |
| Product revenues | | 13,749 | **34,276** |
| **Total Revenues** | | 35,434 | **70,470** |
| Cost of revenues | | (29,655) | **(58,559)** |
| **Gross profit** | | 5,779 | **11,911** |
| **Operating expenses:** | | | |
| Research and development expenses | | (96,516) | **(104,114)** |
| Selling, general and administrative expenses | | (26,574) | **(31,876)** |
| **Total operating expenses** | | (123,090) | **(135,990)** |
| **Loss from operations** | | (117,311) | **(124,079)** |
| Investment income | | 28,687 | **22,200** |
| Changes in fair value of trading securities | | (6,234) | **25,663** |
| Other income (expenses), net | | 4,219 | **(22,644)** |
| **Loss before income tax** | | (90,639) | **(98,860)** |
| Income tax expenses | *12* | (1) | **(1)** |
| **Net loss** | | (90,640) | **(98,861)** |
| Net income attributable to non-controlling interests | | 5,446 | **11,390** |
| **Net loss attributable to Pony AI Inc.** | | (96,086) | **(110,251)** |
| Weighted average number of ordinary shares outstanding used in computing net loss per share, basic and diluted | *14* | 359,375,886 | **433,546,371** |
| Net loss per share and per American Depository Shares ("ADS"), basic and diluted | *14* | (0.27) | **(0.25)** |

(All amounts in USD thousands, except share, per share and per ADS data)

| | | Six months ended June 30, | |
|---|---|---|---|
| | *Notes* | 2025 | **2026** |
| **Net loss** | | (90,640) | **(98,861)** |
| Foreign currency translation adjustments | | 114 | **19,670** |
| Unrealized (loss) gain on available-for-sale investments, net of tax of $(25) and $600 for the six months ended June 30, 2025 and 2026, respectively | | (13,771) | **2,436** |
| **Total other comprehensive (loss) income** | | (13,657) | **22,106** |
| **Total comprehensive loss** | | (104,297) | **(76,755)** |
| Less: Comprehensive (loss) income attributable to non-controlling interest | | (252) | **13,378** |
| **Total comprehensive loss attributable to Pony AI Inc.** | | (104,045) | **(90,133)** |
| **Share-based compensation expenses included in:** | | | |
| Research and development expenses | *11* | 11,874 | **8,982** |
| Selling, general and administrative expenses | *11* | 4,343 | **4,636** |

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

# Unaudited Condensed Consolidated Statements of Changes in Shareholders' Equity

(All amounts in USD thousands, except share, per share and per ADS data)

| | Notes | Ordinary Shares | | Additional Paid-In Capital | Special Reserve | Accumulated Other Comprehensive Income (Loss) | Accumulated Deficit | PONY AI INC. Shareholders' Equity | Non-Controlling Interests | Total |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Shares | Amount | | | | | | | |
| **Balances as of January 1, 2025** | | 350,292,553 | 175 | 2,228,444 | 220 | 10,134 | (1,287,851) | 951,122 | 17,589 | 968,711 |
| Share-based compensation | *11* | – | – | 16,217 | – | – | – | 16,217 | – | 16,217 |
| Other comprehensive loss | | – | – | – | – | (7,959) | – | (7,959) | (5,698) | (13,657) |
| Repurchase of restricted stock units ("RSUs") | | – | – | (11,609) | – | – | – | (11,609) | – | (11,609) |
| Issuance of ordinary shares upon vesting of RSUs | *11* | 35,000,000 | 18 | 1,660 | – | – | – | 1,678 | – | 1,678 |
| Provision of special reserve *(note a)* | | – | – | – | 72 | – | (72) | – | – | – |
| Dividends distribution to a non-controlling shareholder *(note b)* | | – | – | – | – | – | – | – | (6,435) | (6,435) |
| Net (loss) profit | | – | – | – | – | – | (96,086) | (96,086) | 5,446 | (90,640) |
| **Balances as of June 30, 2025** | | 385,292,553 | 193 | 2,234,712 | 292 | 2,175 | (1,384,009) | 853,363 | 10,902 | 864,265 |
| **Balances as of January 1, 2026** | | **433,541,553** | **217** | **3,078,559** | **355** | **(4,899)** | **(1,421,955)** | **1,652,277** | **56,722** | **1,708,999** |
| Share-based compensation | *11* | **–** | **–** | **13,618** | **–** | **–** | **–** | **13,618** | **–** | **13,618** |
| Other comprehensive income | | **–** | **–** | **–** | **–** | **20,118** | **–** | **20,118** | **1,988** | **22,106** |
| Issuance of ordinary shares upon exercise of share options | | **872,062** | **–** | **344** | **–** | **–** | **–** | **344** | **–** | **344** |
| Repurchase of RSUs | *11* | **–** | **–** | **(572)** | **–** | **–** | **–** | **(572)** | **–** | **(572)** |
| Provision of special reserve *(note a)* | | **–** | **–** | **–** | **67** | **–** | **(67)** | **–** | **–** | **–** |
| Net (loss) profit | | **–** | **–** | **–** | **–** | **–** | **(110,251)** | **(110,251)** | **11,390** | **(98,861)** |
| **Balances as of June 30, 2026** | | **434,413,615** | **217** | **3,091,949** | **422** | **15,219** | **(1,532,273)** | **1,575,534** | **70,100** | **1,645,634** |

Note a: The Group is required by law to appropriate a special reserve within equity, namely "Safety Production Fund" which is calculated based on 1% of freight transportation revenues.

Note b: During the six months ended June 30, 2025, Yancheng Poplar LLP, a non-wholly-owned subsidiary of the Group, distributed profits resulting from investment gains arising from the disposal of equity investments to a non-controlling shareholder.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

# Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in USD thousands, except share, per share, and per ADS data)

| | | Six months ended June 30, | |
|---|---|---|---|
| | *Notes* | 2025 | **2026** |
| **Cash flows from operating activities:** | | | |
| Net loss | | (90,640) | **(98,861)** |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Depreciation and amortization | | 2,671 | **5,167** |
| Share-based compensation | *11* | 16,217 | **13,618** |
| Losses (gains) from disposal of property and equipment | | 2 | **(18)** |
| Realized gains from investments | | (18,388) | **(2,417)** |
| Changes in fair value of equity investment | | 6,234 | **(25,663)** |
| Unrealized foreign exchange (gains) losses | | (2,731) | **6,242** |
| Non-cash lease expenses | *8* | 3,366 | **3,364** |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable | | 1,568 | **(18,845)** |
| Amounts due from related parties | *13* | 879 | **(1,569)** |
| Prepaid expenses and other current assets | | (2,270) | **14,842** |
| Other non-current assets | | (1,232) | **(1,567)** |
| Accounts payable and other current liabilities | | 6,526 | **(9,958)** |
| Right-of-use assets | | (5,511) | **–** |
| Operating lease liabilities, current and non-current | | 3,470 | **(2,562)** |
| Other non-current liabilities | | 269 | **12** |
| **Net cash used in operating activities** | | (79,570) | **(118,215)** |
| **Cash flows from investing activities:** | | | |
| Purchases of property, equipment and software | | (14,464) | **(44,618)** |
| Purchases of short-term investments | | (208,868) | **(332,093)** |
| Proceeds from the sales and maturities of short-term investments | | 153,681 | **498,957** |
| Purchases of long-term investments | | (109,017) | **(123,948)** |
| Proceeds from the sales and maturities of long-term investments | | 19,162 | **162,572** |
| Loans to third parties | | (13,512) | **–** |
| Proceeds from repayment of loans to third parties | | 12,602 | **–** |
| **Net cash (used in)/provided by investing activities** | | (160,416) | **160,870** |

## Unaudited Condensed Consolidated Statement of Cash Flows

(All amounts in USD thousands, except share, per share, and per ADS data)

| | | Six months ended June 30, | |
|---|---|---|---|
| | *Notes* | 2025 | **2026** |
| **Cash flows from financing activities:** | | | |
| Payments for finance lease liabilities | | (764) | **(560)** |
| Proceeds from discounting notes receivable | | – | **2,398** |
| Repayment of discounting notes receivable | | – | **(2,890)** |
| Proceeds from loans | | – | **72** |
| Repurchase of RSUs | | (11,609) | **(355)** |
| Proceeds from exercise of share options | | 1,678 | **359** |
| Dividends distribution to a non-controlling shareholder | | (6,435) | **–** |
| Proceeds from shares sold on behalf of employees | | 40,730 | **600** |
| **Net cash provided by/(used in) financing activities** | | 23,600 | **(376)** |
| Effect of exchange rate changes on cash and cash equivalents | | (1,045) | **(6,086)** |
| (Decrease) Increase in cash and cash equivalents | | (217,431) | **36,193** |
| **Cash, cash equivalents and restricted cash at beginning of the period** | | 536,172 | **295,713** |
| **Cash, cash equivalents and restricted cash at end of the period** | | 318,741 | **331,906** |
| Cash and cash equivalents | | 318,533 | **327,111** |
| Restricted cash | | 208 | **4,795** |
| **Cash, cash equivalents and restricted cash at end of the period** | | 318,741 | **331,906** |
| Non-cash investing and financing activities | | | |
| – Payable for purchase of property and equipment, and not paid yet | | 2,613 | **13,150** |
| – Payable for repurchase of RSUs, and not paid yet | | – | **217** |

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 1. OPERATIONS AND PRINCIPAL ACTIVITIES

### (a) Description of Business

Pony AI Inc. (the "Company") was incorporated under the laws of the Cayman Islands on November 4, 2016. The Company, its subsidiaries, and the consolidated variable interest entities (the "VIEs" as defined in note 1(b)) and the VIEs' subsidiaries (collectively, the "Group") is an artificial intelligence technology company that principally engaged in the operation and development of autonomous vehicles. The Group conducts its operation mainly in the People's Republic of China ("the PRC") and the United States of America ("U.S.") through subsidiaries and the consolidated VIEs and the VIEs' subsidiaries.

In November 2024, the Company completed its listing on the National Association of Securities Dealers Automated Quotations ("Nasdaq"). In November 2025, the Company completed its Dual Primary Listing in the Stock Exchange of Hong Kong Limited. Refer to note 10 Ordinary Shares.

As of June 30, 2026, the Group conducted its business operations across more than 20 subsidiaries. The Company's major subsidiaries are set out below:

| Name of Entities | Later of Date of Incorporation/ Consolidation | Place of Establishment/ Incorporation | Registered capital | Legal Ownership % | Principal activities | Notes |
|---|---|---|---|---|---|---|
| Pony.ai, Inc. | November 15, 2016 | Delaware, U.S. | $41.0 million | 100 | Research, Development and operation of autonomous driving passenger mobility service | (a) |
| Hong Kong Pony AI Limited | December 13, 2016 | Hongkong, PRC | Nil | 100 | Holding platform company | (a) |
| Beijing (ZX) Pony AI Technology Co., Ltd. ("Beijing ZX") | December 19, 2016 | Beijing, PRC | RMB105 million | 100 | Research, development and operation of autonomous driving passenger mobility service | (a) (c) |
| Beijing (HX) Pony AI Technology Co., Ltd. ("Beijing HX") | April 1, 2017 | Beijing, PRC | $140.0 million | 100 | Research, development and operation of autonomous freight and shareholding platform | (a) (c) |
| Guangzhou (ZX) Pony AI Technology Co., Ltd. ("Guangzhou ZX") | October 25, 2017 | Guangdong, PRC | RMB100.0 million | 100 | Research, development and operation of autonomous Driving passenger mobility service | (a) (c) |
| Guangzhou (HX) Pony AI Technology Co., Ltd. ("Guangzhou HX") | January 12, 2018 | Guangdong, PRC | $348.0 million | 100 | Research, development and operation of autonomous driving passenger mobility service | (a) (c) |
| Beijing (YX) Pony AI Technology Co., Ltd. ("Beijing YX") | June 19, 2019 | Beijing, PRC | $300.0 million | 100 | Research, development and operation of autonomous Driving passenger mobility service | (a) (c) |
| Shanghai (YX) Pony AI Technology Co., Ltd. ("Shanghai YX") | May 29, 2020 | Shanghai, PRC | RMB600.0 million | 100 | Research, development and operation of autonomous driving passenger mobility service | (a) (c) |

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 1. OPERATIONS AND PRINCIPAL ACTIVITIES (continued)

### (a) Description of Business (continued)

| Name of Entities | Later of Date of Incorporation/ Consolidation | Place of Establishment/ Incorporation | Registered capital | Legal Ownership % | Principal activities | Notes |
|---|---|---|---|---|---|---|
| Guangzhou (YX) Pony AI Technology Co., Ltd. | June 24, 2020 | Guangdong, PRC | RMB30.0 million | 100 | Research, development and operation of autonomous driving passenger mobility service | (a) (c) |
| Beijing (RX) Pony AI Technology Co., Ltd. | December 14, 2020 | Beijing, PRC | RMB500.0 million | 100 | Research, development and operation of autonomous driving passenger mobility service | (a) (c) |
| Guangzhou Pony Intelligent Logistics Technology Co., Ltd | January 19, 2021 | Guangdong, PRC | RMB100.0 million | 100 | Testing and operation of robotrucks | (a) (c) |
| Shenzhen (YX) Pony AI Technology Co., Ltd. ("Shenzhen YX") | April 8, 2021 | Shenzhen, PRC | $51.0 million | 100 | Research, development and operation of autonomous driving passenger mobility service | (a) (c) |
| Cyantron Logistics Technology Co., Ltd. ("Cyantron Logistics") | February 17, 2022 | Guangdong, PRC | RMB100.0 million | 51 | Holding platform company | (a) (b) |
| Shanghai (ZX) Pony AI Technology Development Co., Ltd. | March 3, 2022 | Shanghai, PRC | $100.0 million | 100 | Research, development and commercialization of autonomous driving technology | (a) (c) |
| Qingdao Cyantron Logistics Technology Co., Ltd. | March 14, 2022 | Shandong, PRC | RMB90.0 million | 51 | Autonomous driving freight operation | (a) (b) |
| Pony.AI Europe S.à r.l. | September 4, 2024 | Esch-sur-Alzette, Luxembourg | EUR0.2 million | 100 | Research, development and operation of autonomous driving passenger mobility service | (a) (c) |

*Notes:*

(a) None of the subsidiaries had issued any debt securities at the end of the period.

(b) These non-wholly owned subsidiaries are limited liability companies established in the PRC.

(c) These subsidiaries are wholly foreign owned enterprises and limited liability companies established in the PRC.

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 1. OPERATIONS AND PRINCIPAL ACTIVITIES (continued)

### (b) Liquidity

The Group incurred net loss of $90.6 million and $98.9 million for the six months ended June 30, 2025 and 2026, respectively. Net cash used in operating activities was $79.6 million and $118.2 million for the six months ended June 30, 2025 and 2026, respectively. Accumulated deficit was $1,422.0 million and $1,532.3 million as of December 31, 2025 and June 30, 2026, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities based on future commercialization of autonomous driving technology and attract investors' investments.

Historically, the Group has relied principally on non-operational sources of financing from investors to fund its operations and business development. The Group's ability to continue as a going concern is dependent on management's ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. As of December 31, 2025 and June 30, 2026, the Group had $293.5 million and $327.1 million of cash and cash equivalents, $872.2 million and $787.0 million of short-term investments, respectively. Based on the above considerations, the Group believes the cash and cash equivalents and short-term investments are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance of the unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### (a) Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with United States of America ("U.S. GAAP") for interim financial information and the disclosure requirements of the Rules Governing the Listing of Securities on the HKEX, as amended, supplemented or otherwise modified from time to time. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments as necessary for the fair statement of the Company's financial position as of December 31, 2025 and June 30, 2026, and its results of operations and cash flows for the six months ended June 30, 2025 and 2026. The consolidated balance sheet as of December 31, 2025 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by U.S. GAAP. The unaudited condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and related footnotes for the year ended December 31, 2025. The accounting policies applied are consistent with those of the audited consolidated financial statements for the preceding fiscal year. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (a) Basis of presentation (continued)

Significant accounting policies followed by the Group in the preparation of its accompanying unaudited condensed consolidated financial statements are summarized below.

### (b) Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries.

All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

### (c) Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements, and the reported amounts of income and expense during the reporting period. These management estimates include the fair value of share-based awards, fair value of debt investments in investees' preferred shares and convertible bonds, valuation allowance for deferred tax assets, useful lives of property and equipment, the discount rate for lease, the determination of the stand-alone selling price ("SSP"), impairment of long-lived assets and investment in equity investees and investment securities. These estimates are based on information available as of the date of the unaudited condensed consolidated financial statements, therefore, actual results could differ from those estimates.

### (d) Revenue recognition

The Group adopted ASC Topic 606, "Revenue from Contracts with Customers" (ASC 606) for all years presented. According to ASC 606, revenues are recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. Revenues are recorded net of discounts, return allowances, and value-added taxes and surcharges.

The Group determines revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price, including the constraint on variable consideration;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, the Group satisfies a performance obligation.

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (d) Revenue recognition (continued)

Revenues disaggregated by nature for the six months ended June 30, 2025 and 2026 consist of the following:

| | Six months ended June 30, | |
|---|---|---|
| | 2025 | 2026 |
| Engineering solution services | 6,554 | **10,857** |
| Virtual driver operation services | 15,131 | **25,337** |
| **Service revenues** | 21,685 | **36,194** |
| **Sales of products** | 13,749 | **34,276** |
| **Total** | 35,434 | **70,470** |

Revenues disaggregated by timing of revenue recognition for the six months ended June 30, 2025 and 2026 consist of the following:

| | Six months ended June 30, | |
|---|---|---|
| | 2025 | 2026 |
| A point in time | 18,179 | **44,601** |
| Overtime | 17,255 | **25,869** |
| **Total** | 35,434 | **70,470** |

The following is a description of the accounting policy for the principal revenues by nature of the Group.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (d) Revenue recognition (continued)

#### *i) Engineering solution services*

The Group derives revenues from providing integrated solutions in relation to autonomous driving to original equipment manufacturers and other industry participants. The Group's engineering solution contracts with customers often include obligations to transfer multiple products and services to a customer. In contracts with multiple deliverables, the Group identifies each performance obligation and evaluates whether the promised goods or services are distinct within the context of the contract at contract inception. Promised goods or services that are not distinct at contract inception are consolidated. The transaction price is generally in the form of a fixed fee at contract inception, and excludes taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Group from a customer.

The Group allocates the transaction price to each distinct performance obligation based on the estimated SSP for each performance obligation. Judgment is required to determine the SSP for each distinct performance obligation. In instances where the SSP is not directly observable, such as when the Group does not sell the products or services separately, the Group estimates the SSP of each performance obligation based on an adjusted market assessment approach.

Revenues from engineering solution primarily consist of integrated retrofitting services, preparation assistance services for the autonomous driving test, road-testing services and development services. For the integrated retrofitting services, the Group may provide products as inputs to deliver the combined output of autonomous services as specified by customers. The revenues from integrated retrofitting services, the preparation assistance services for the autonomous driving test, road-testing services and software development services are recognized when control of the services is transferred to customers, which generally occurs when the Group delivers the services and the substantive customer acceptance is received ("point in time").

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (d) Revenue recognition (continued)

#### *ii) Virtual driver operation services*

The Group's virtual driver operation service revenues are primarily generated from the operation of the driverless taxi services and robotruck logistics services.

For robotaxi services, the Group is obliged to provide ride-hailing services, with agreed upon destination, to riders as a principal through its robotaxis. The customers are individual passengers. The Group charges service fees calculated by trip mileage. There is only one performance obligation identified for each contract, the taxi services. The robotaxi service revenues are recognized over time as the Group provides the taxi services. For the contracts with customers where promotional discounts are provided to riders, the discounts are netted against revenues. The associated cost of revenues incurred primarily comprised of fuel costs, depreciation of robotaxis, labor costs, insurance and other costs directly attributable to providing the driverless taxi services.

For robotruck logistics services, the Group is obliged to provide freight transportation services, with agreed upon destination, to the customers as a principal through its robotruck fleets. The customers are corporate entities and the Group charges fixed service fees determined by mileage and by tonnage. There is only one performance obligation identified for each contract, the freight transportation services. The Group recognizes revenues over time as it performs services in the contract because the customers receive the benefit of the services as goods are transported from one location to another. If the Group were unable to complete delivery to the destination, another entity would not need to re-perform the transportation services already performed. As control transfers over time, revenues are recognized based on the extent of progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the products or services to be provided. Management estimates the progress based on mileage completed to total mileage to be transported. It normally takes only one to three days for the Group to complete the performance obligation. The associated cost of revenues incurred primarily comprised of fuel costs, tolls, insurance costs, depreciation of property and equipment, labor costs and other costs directly attributable to providing the robotruck logistics services.

Software licensing revenues are generally recognized over time as the functionality of the software is expected to substantively change, and the Group is obligated to update the software to latest version of the software during the service period.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (d) Revenue recognition (continued)

#### *iii) Sales of products*

The Group sells autonomous driving related products directly to customers. Revenues from the sales of products are recognized when control of the goods is transferred to customers, which generally occurs when the products are delivered and accepted by the customers.

*Contract balances*

Contract assets relate to the Group's right to consideration for performance obligations satisfied but not billed and consist of unbilled receivables and costs in excess of billings. Contract liabilities relate to customer payments received in advance of satisfaction of performance obligations under the contract which is presented in accounts payable and other current liabilities. Contract balances are classified as assets or liabilities on a contract-by-contract basis at the end of each reporting period. There are no contract assets as of December 31, 2025 and June 30, 2026. Revenues recognized for the six months ended June 30, 2025 and 2026 from performance obligations related to prior years were not material.

*Practical expedients*

The Group has used the following practical expedients as allowed under ASC 606:

(i) The transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied has not been disclosed, as substantially all of the Group's contracts have a duration of one year or less.

(ii) Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts generally do not include a significant financing component.

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (e) Government subsidies

The government subsidies provided by the local government mainly included funding to support the growth of the Group. Government subsidies are mainly recognized upon receipt as government subsidies income because the subsidies are not intended to compensate for specific expenditure, not subject to future return or not related to future performance obligation. For the six months ended June 30, 2025 and 2026, $1.5 million and $7.5 million were received and recognized as other income (expenses), net on the unaudited condensed consolidated statements of operations and comprehensive loss, respectively.

### (f) Segment reporting

Based on the criteria established by ASC 280, operating segments are defined as components of an enterprise (business activity from which it earns revenues and incurs expenses) for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing performance. The Group's CODM has been identified as its Chief Executive Officer, who reviews consolidated results when making decisions about resource allocation and performance evaluation of the Group as a whole and does not distinguish between markets or segments. Therefore, the Group has only one reportable segment. Accordingly, the CODM uses the consolidated net loss to measure segment profit or loss, allocate resources, and assess performance. The CODM is regularly provided with the consolidated expenses as noted on the face of the unaudited condensed consolidated statements of operations and comprehensive loss and uses net loss to monitor budget versus actual results when making decisions about the allocation of operating and capital resources.

The assets of the Group are held in the Chinese mainland and other overseas regions. The long-lived assets as of December 31, 2025 and June 30, 2026, are as follows:

| | As of December 31, 2025 | **As of June 30, 2026** |
|---|---|---|
| Chinese mainland | 73,142 | **113,954** |
| Other overseas regions | 2,136 | **3,371** |
| **Total** | 75,278 | **117,325** |

For the six months ended June 30, 2025 and 2026, the Group's total revenues by geographic area of operating entities are as follows:

| | **Six months ended June 30,** | |
|---|---|---|
| | 2025 | **2026** |
| Chinese mainland | 35,385 | **69,380** |
| Other overseas regions | 49 | **1,090** |
| **Total** | 35,434 | **70,470** |

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### (g) Recently issued accounting pronouncements

***New accounting standards which have been adopted***

In July 2025, the FASB issued ASU 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. This standard introduces a practical expedient that companies can choose to apply when determining allowances for credit losses. Specifically, it permits companies to assume that the current conditions as of the balance sheet remain unchanged throughout the remaining life of the asset. The amendment is effective for annual reporting periods beginning after December 15, 2025, and requires prospective application. The Company prospectively adopted ASU 2025-05 on January 1, 2026. Refer to note 16 Accounts receivable, net.

***Recent accounting pronouncements not yet adopted***

In November 2024, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This update requires that at each interim and annual reporting period public entities disclose (1) the amounts of purchases of inventory, employee compensation, depreciation, amortization, and depletion in commonly presented expense captions; (2) certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements; (3) a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and (4) the total amount of selling expenses and, in annual reporting periods, the definition of selling expenses. In January 2025, the FASB issued ASU 2024-03, Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. For public business entities, this update is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group expects the adoption of the ASU will result in additional disaggregation of expense captions within its footnote disclosures.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities ("ASU 2025-10"), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Company is currently in the process of evaluating the disclosure impact of adoption of the ASU on the consolidated financial statements.

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 3. INVESTMENTS IN MARKETABLE DEBT SECURITIES

Investments in marketable debt securities are recorded as short-term investments and long-term investments in the unaudited condensed consolidated balance sheets. The following is a summary of the Group's investments in marketable debt securities as of December 31, 2025 and June 30, 2026:

| | As of December 31, 2025 | | | |
|---|---|---|---|---|
| | Amortized Cost | Gross Unrealized Gain | Gross Unrealized Loss | Estimated Fair Value |
| Asset backed securities | 55,050 | 64 | – | 55,114 |
| Corporate bonds | 213,104 | 283 | – | 213,387 |
| Treasury bill | 33,759 | 18 | – | 33,777 |
| U.S. treasury securities | 34,209 | 85 | – | 34,294 |
| Yankee bonds | 7,000 | 6 | – | 7,006 |
| Wealth management products | 52,679 | – | (129) | 52,550 |
| Sovereign government security | 2,435 | 27 | – | 2,462 |
| **Total** | 398,236 | 483 | (129) | 398,590 |

| | **As of June 30, 2026** | | | |
|---|---|---|---|---|
| | **Amortized Cost** | **Gross Unrealized Gain** | **Gross Unrealized Loss** | **Estimated Fair Value** |
| Asset backed securities | **42,473** | **–** | **(57)** | **42,416** |
| Commercial paper | **5,620** | **–** | **(1)** | **5,619** |
| Corporate bonds | **209,989** | **–** | **(385)** | **209,604** |
| U.S. treasury securities | **64,327** | **–** | **(256)** | **64,071** |
| Yankee bonds | **5,287** | **–** | **(58)** | **5,229** |
| Wealth management products | **41,120** | **–** | **(83)** | **41,037** |
| Sovereign government security | **7,437** | **–** | **(14)** | **7,423** |
| **Total** | **376,253** | **–** | **(854)** | **375,399** |

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 4. LONG-TERM INVESTMENTS

Long-term investments are mainly comprised of investments in marketable debt securities, debt investments in investees' preferred shares, equity investment without readily determinable fair values, equity method investment, term deposits, certificate of deposits and convertible bonds. The following is a summary of long-term investments:

| | As of December 31, 2025 | **As of June 30, 2026** |
|---|---|---|
| Term deposits and certificate of deposits *(note 5)* | 227,932 | **100,674** |
| Investments in marketable debt securities *(note 5)* | 118,979 | **170,937** |
| Equity method investment *(note 4a)* | 68,204 | **74,194** |
| Equity investment without readily determinable fair values *(note 4c)* | 28,930 | **29,855** |
| Convertible bonds *(note 4b and note 5)* | 10,897 | **–** |
| **Total** | 454,942 | **375,660** |

### (a) Equity method investment

In May and September 2024, the Group paid $1.6 million and $2.6 million in cash, respectively, to a joint venture as initial investment in its common shares, to subscribe 50% equity rights of the investee. In September 2025, the Group has completed the final payment to the investee for an amount of $51.5 million to advance the future mass production and large-scale deployment of fully driverless vehicles. Since the Group can exercise significant influence over the joint venture, and does not have a controlling interest, this investment is accounted for using the equity method.

In November 2024, the Group, as a limited partner, paid $11.2 million in cash to a fund as initial investment, to subscribe 99.9% equity rights of the fund for future investment in automation driving industry. Since the Group can exercise significant influence over the fund, in which all partners have veto rights, and the Group does not have a controlling interest, this investment is accounted for using the equity method.

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 4. LONG-TERM INVESTMENTS (continued)

### (b) Convertible bonds

In February 2025, the Group entered into an agreement with a South Korean public listed company, to subscribe its convertible bonds. The total subscription consideration was KRW15.3 billion (equivalent to $10.5 million). The convertible bonds have a maturity date on January 13, 2028. The Group has the unilateral right to request early redemption of the convertible bonds every six months after holding them for one year, with an applicable compound interest rate of 3%. Additionally, the convertible bonds grant the Group the right to convert them into a specified number of common shares at any time from one year after issuance until the maturity date of January 13, 2028, based on the conversion rate specified in the agreement.

The convertible bonds are classified as available-for-sale debt securities, as they do not meet the criteria for held-to-maturity or trading securities. They are carried at fair value on the unaudited condensed consolidated balance sheets, with unrealized gains and losses recorded in accumulated other comprehensive income. For the six months ended June 30, 2025, the Company recorded an unrealized gain of $1.0 million in accumulated other comprehensive income based on its fair value.

On March 31, 2026, the Company disposed of all convertible bonds investments for an aggregate consideration of KRW15.7 billion (equivalent to $10.9 million), comprising principal of KRW15.3 billion (equivalent to $10.5 million) and accrued interest income of KRW0.4 billion (equivalent to $0.4 million).

### (c) Equity investment without readily determinable fair values

In May 2025, the Company made a $27.9 million investment in a private new energy vehicle company, acquiring a 0.5577% equity interest. Given that the Company does not have significant influence and the equity investment does not have a readily determinable fair value, the Group elects measurement alternative to the fair value measurement for the equity security without readily determinable fair values, under which the investment is measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with the fair value change recorded in the unaudited condensed consolidated statements of operations and comprehensive loss.

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 4. LONG-TERM INVESTMENTS (continued)

### (c) Equity investment without readily determinable fair values (continued)

The following table summarizes the activities related to fair value of the debt investments in investees' preferred shares and convertible bonds, which are recorded as available-for-sale investments:

| | Year ended December 31, 2025 | **Six months ended June 30, 2026** |
|---|---|---|
| Fair value of available-for-sale debt investments at the beginning of the year/period (Level 3) | 35,076 | **10,897** |
| Addition of convertible bonds | 10,486 | **–** |
| Reclass to short-term investments | (18,800) | **–** |
| Change in fair value | 318 | **–** |
| Disposal of available-for-sale debt investment | (16,693) | **(10,355)** |
| Foreign currency translation adjustment | 510 | **(542)** |
| Fair value of available-for-sale debt investments at the end of the year/period (Level 3) | 10,897 | **–** |

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 5. FAIR VALUE MEASUREMENTS

### Fair value measurements on a recurring basis

The fair value measurements of assets that are measured or disclosed at fair value on a recurring basis as of December 31, 2025 and June 30, 2026, are as follows:

| | As of December 31, 2025 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| **Category** | | | | |
| **Cash equivalents:** | | | | |
| Commercial paper | – | 3,990 | – | 3,990 |
| Treasury bill | – | 6,973 | – | 6,973 |
| Money market fund | – | 183,856 | – | 183,856 |
| **Subtotal** | – | 194,819 | – | 194,819 |
| **Short-term investments:** | | | | |
| Asset backed securities | – | 5,352 | – | 5,352 |
| Corporate bonds | – | 172,595 | – | 172,595 |
| Treasury bill | – | 33,777 | – | 33,777 |
| U.S. treasury securities | 13,345 | – | – | 13,345 |
| Yankee bonds | – | 7,006 | – | 7,006 |
| Wealth management products | – | 47,536 | – | 47,536 |
| **Marketable debt securities** *(note 3)* | 13,345 | 266,266 | – | 279,611 |
| Equity investment with readily determinable fair values *(note b)* | 15,748 | – | – | 15,748 |
| Restricted stocks *(note b)* | – | – | 138,807 | 138,807 |
| **Equity securities** | 15,748 | – | 138,807 | 154,555 |
| **Term deposits and certificate of deposits** *(note a)* | – | 437,992 | – | 437,992 |
| **Subtotal** | 29,093 | 704,258 | 138,807 | 872,158 |

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 5. FAIR VALUE MEASUREMENTS (continued)

### Fair value measurements on a recurring basis (continued)

| | As of December 31, 2025 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| **Long-term investments:** | | | | |
| Asset backed securities | – | 49,762 | – | 49,762 |
| Corporate bonds | – | 40,792 | – | 40,792 |
| U.S. treasury securities | 20,949 | – | – | 20,949 |
| Sovereign government security | 2,462 | – | – | 2,462 |
| Wealth management products | – | 5,014 | – | 5,014 |
| **Marketable debt securities** *(note 3)* | 23,411 | 95,568 | – | 118,979 |
| **Convertible bonds** *(note 4b)* | – | – | 10,897 | 10,897 |
| **Term deposits and certificate of deposits** *(note a and note 4)* | – | 227,932 | – | 227,932 |
| **Subtotal** | 23,411 | 323,500 | 10,897 | 357,808 |
| **Total assets at fair value** | 52,504 | 1,222,577 | 149,704 | 1,424,785 |

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 5. FAIR VALUE MEASUREMENTS (continued)

### Fair value measurements on a recurring basis (continued)

| | As of June 30, 2026 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| **Category** | | | | |
| **Cash equivalents:** | | | | |
| Treasury bill | – | 20,919 | – | 20,919 |
| Money market fund | – | 107 | – | 107 |
| **Subtotal** | – | 21,026 | – | 21,026 |
| **Short-term investments:** | | | | |
| Corporate bonds | – | 132,013 | – | 132,013 |
| Commercial paper | – | 5,619 | – | 5,619 |
| U.S. treasury securities | 27,301 | – | – | 27,301 |
| Sovereign government security | 1,227 | – | – | 1,227 |
| Yankee bonds | – | 1,279 | – | 1,279 |
| Asset backed securities | – | 999 | – | 999 |
| Wealth management products | – | 36,024 | – | 36,024 |
| **Marketable debt securities** *(note 3)* | 28,528 | 175,934 | – | 204,462 |
| Equity investment with readily determinable fair values *(note b)* | 9,813 | – | – | 9,813 |
| Restricted stocks *(note b)* | – | – | 174,580 | 174,580 |
| **Equity securities** | 9,813 | – | 174,580 | 184,393 |
| **Term deposits and certificate of deposits** *(note a)* | – | 398,153 | – | 398,153 |
| **Subtotal** | 38,341 | 574,087 | 174,580 | 787,008 |

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 5. FAIR VALUE MEASUREMENTS (continued)

### Fair value measurements on a recurring basis (continued)

| | As of June 30, 2026 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Total |
| **Long-term investments:** | | | | |
| Asset backed securities | – | 41,417 | – | 41,417 |
| Corporate bonds | – | 77,591 | – | 77,591 |
| U.S. treasury securities | 36,770 | – | – | 36,770 |
| Sovereign government security | 6,196 | – | – | 6,196 |
| Yankee bonds | – | 3,950 | – | 3,950 |
| **Wealth management products** | – | 5,013 | – | 5,013 |
| **Marketable debt securities** *(note 3)* | 42,966 | 127,971 | – | 170,937 |
| **Term deposits and certificate of deposits** *(note a and note 4)* | – | 100,674 | – | 100,674 |
| **Subtotal** | 42,966 | 228,645 | – | 271,611 |
| **Total assets at fair value** | 81,307 | 823,758 | 174,580 | 1,079,645 |

Note a: Term deposits and certificate of deposits are deposits of fixed interest rate with original maturities between three months and one year and above one year, which are recorded in short-term investments and long-term investments based on the maturities.

Note b: For the investment in common shares without restriction, its fair value is based on the quoted stock price of its investees in the active market and classified as Level 1 measurement. For the investment in common shares with restriction, i.e subject to lock-up periods, its fair value is based on the quoted stock price of its investee in the active market adjusted for a discount for lack of marketability ("DLOM"), and classified as Level 3 measurement.

As of December 31, 2025, the balance of the investments was $154.6 million, consisting of $2.9 million, and $12.9 million equity investments in the same two listed companies as of December 31, 2024 and restricted stocks of $138.8 million reclassified from long-term investments (note 5a). The increase of $128.0 million in fair value was recorded in changes in fair value of trading securities.

As of June 30, 2026, the balance of the investments was $184.4 million, consisting of $1.5 million, and $8.3 million equity investments in the same two listed companies as of December 31, 2025 and restricted stocks of $174.6 million. For the six months ended June 30, 2026, the increase of $25.7 million in fair value was recorded in changes in fair value of trading securities.

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 5. FAIR VALUE MEASUREMENTS (continued)

### Fair value measurements on a non-recurring basis

The Group measures property, equipment and software, operating and finance lease right-of-use assets, operating and finance lease liabilities, at fair value on a non-recurring basis only if they were determined to be impaired. For equity investment without readily determinable fair values for which the Group elected to use the measurement alternative, the equity investment is measured at fair value on a non-recurring basis when there is an orderly transaction for identical or similar investments of the same issuer.

## 6. PROPERTY, EQUIPMENT AND SOFTWARE, NET

Property, equipment and software as of December 31, 2025 and June 30, 2026 consist of the following:

| | As of December 31, 2025 | **As of June 30, 2026** |
|---|---|---|
| Computer and equipment | 45,435 | **56,471** |
| Vehicle and equipment | 37,111 | **52,015** |
| Leasehold improvements | 8,712 | **9,075** |
| Software | 2,659 | **2,939** |
| Furniture and fixtures | 582 | **604** |
| Finance lease right-of-use assets | 2,465 | **2,544** |
| **Total property, equipment and software** | 96,964 | **123,648** |
| Less: accumulated depreciation and amortization | (59,343) | **(66,541)** |
| Construction in progress | 22,846 | **41,426** |
| **Property, equipment and software, net** | 60,467 | **98,533** |

Total depreciation and amortization expenses for the six months ended June 30, 2026 were $5.6 million ($0.4 million relates to amortization of property and equipment acquired under finance leases), including $1.5 million in cost of revenues, $3.8 million in R&D expenses, and $0.3 million in selling, general and administrative expenses, respectively, on the unaudited condensed consolidated statement of operations and comprehensive loss. Total depreciation and amortization expenses for the six months ended June 30, 2025 were $3.2 million ($0.5 million relates to amortization of property and equipment acquired under finance leases), including $0.7 million in the cost of revenues, $2.3 million in R&D expenses and $0.2 million in selling, general and administrative expenses, respectively, on the unaudited condensed consolidated statement of operations and comprehensive loss.

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 7. ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

Accounts payable and other current liabilities as of December 31, 2025 and June 30, 2026 consist of the following:

| | As of December 31, 2025 | **As of June 30, 2026** |
|---|---|---|
| Payroll and related expenses | 30,581 | **19,438** |
| Accounts payable | 17,258 | **18,948** |
| Accrued expenses for goods or services | 12,642 | **9,486** |
| Tax payables | 7,398 | **1,799** |
| Notes payable | 13,182 | **16,671** |
| Contract liabilities | 1,916 | **2,185** |
| Finance lease liabilities *(note 8)* | 529 | **414** |
| Welfare payable | 346 | **389** |
| Amounts reimbursable to employees | 338 | **61** |
| Others | 1,071 | **1,427** |
| **Total** | 85,261 | **70,818** |

Aging analysis of accounts payable based on the invoice date is as follows:

| | As of December 31, 2025 | **As of June 30, 2026** |
|---|---|---|
| Within 1 year | 16,524 | **18,916** |
| More than 1 year | 734 | **32** |
| **Total** | 17,258 | **18,948** |

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 8. LEASE

The Group leases office spaces and warehouses in several cities in the PRC and the U.S. under operating leases, and logistics vehicles and containers in the PRC under finance leases. The Group determines if an arrangement is a lease at inception, and when lease agreements contain lease and non-lease components, the Group accounts for as separate components. The allocation of the consideration between the lease and the non-lease components is based on the relative stand-alone prices of lease components included in the lease contracts. As of December 31, 2025 and June 30, 2026, the Group did not have additional operating leases or finance leases that have not yet commenced.

Total operating lease expenses for the six months ended June 30, 2025 and 2026 were $2.9 million and $3.0 million, respectively, which were recorded in cost of revenues, R&D expenses, and selling, general and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive loss. Short-term lease expenses for the six months ended June 30, 2025 and 2026 were $0.9 million and $1.1 million, respectively.

Property and equipment acquired under finance leases were $1.4 million and $1.1 million as of December 31, 2025 and June 30, 2026, respectively, recorded in "Property, equipment and software, net", and corresponding current and non-current finance lease liabilities were $0.5 million and $0.8 million, respectively, as of December 31, 2025, and $0.4 million and $0.6 million, respectively, as of June 30, 2026, recorded in "Accounts payable and other current liabilities" and "Other non-current liabilities".

Total amortization expenses for the finance lease right-of-use assets and the interest expenses on the finance lease liabilities was $454 and $31 for the six months ended June 30, 2025, respectively. Total amortization expenses for the finance lease right-of-use assets and the interest expenses on the finance lease liabilities was $391 and $30 for the six months ended June 30, 2026, respectively. Amortization expenses and interest expenses were included in cost of revenues and other income (expenses), net on the consolidated statements of operations and comprehensive loss, respectively.

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 8. LEASE (continued)

| | As of December 31, 2025 | As of June 30, 2026 |
|---|---|---|
| Operating leases | | |
| Right-of-use assets | 14,811 | **18,792** |
| Lease liabilities, current | 4,792 | **5,510** |
| Lease liabilities, non-current | 10,375 | **13,515** |
| Finance leases | | |
| Right-of-use assets | 1,408 | **1,056** |
| Lease liabilities, current | 529 | **414** |
| Lease liabilities, non-current | 805 | **634** |

| | Six months ended June 30, | |
|---|---|---|
| | 2025 | 2026 |
| Cash paid for amounts included in the measurement of lease liabilities: | | |
| Operating cash used in operating leases | 2,317 | **3,214** |
| Operating cash used in finance leases | 38 | **30** |
| Financing cash used in finance leases | 764 | **560** |
| Non-cash right-of-use assets in exchange for new lease liabilities: | | |
| Operating leases | 5,511 | **6,279** |
| Finance leases | – | **–** |
| Weighted average remaining lease term | | |
| Operating leases | 4.5 | **4.5** |
| Finance leases | 3.8 | **2.9** |
| Weighted average discount rate | | |
| Operating leases | 4.6% | **4.4%** |
| Finance leases | 5.1% | **5.0%** |

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 8. LEASE (continued)

The following is a maturity analysis of the annual undiscounted cash flows for operating lease and finance lease liabilities as of June 30, 2026:

| | **Year ending December 31,** |
|---|---|
| Remaining of 2026 | 3,418 |
| 2027 | 6,279 |
| 2028 | 4,838 |
| 2029 | 4,039 |
| 2030 | 847 |
| 2031 and thereafter | 2,507 |
| Less: imputed interest | (1,855) |
| **Total** | 20,073 |

## 9. COMMITMENTS AND CONTINGENCIES

### Legal proceedings

From time to time, the Group may become involved in litigation, claims, and proceedings. The Group evaluates the status of each legal matter and assesses the potential financial exposure. If the potential loss from any legal proceedings or litigation is considered probable and the amount can be reasonably estimated, the Group accrues a liability for the estimated loss. Significant judgment is required to determine the probability of a loss and whether the amount of the loss is reasonably estimated. As of December 31, 2025 and June 30, 2026, based on the currently available information, the Group believes that the loss contingencies that may arise as a result of currently pending legal proceedings are not reasonably possible to have a material adverse effect on the Group's business, results of operations, financial condition, and cash flows.

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 10. ORDINARY SHARES

The Company was incorporated on November 4, 2016 with an authorized share capital of 388,594,477 ordinary shares at the par value of $0.0005 each. A summary of the Class A and Class B ordinary shares as of December 31, 2025 and June 30, 2026, is as follows:

| | As of December 31, 2025 | **As of June 30, 2026** |
|---|---|---|
| **Class A Ordinary Shares** | | |
| Shares authorized | 498,911,230 | **518,911,230** |
| Par value | $0.0005 | **$0.0005** |
| **Shares issued and outstanding** | 352,452,783 | **353,324,845** |
| **Class B Ordinary Shares** | | |
| Shares authorized | 81,088,770 | **81,088,770** |
| Par value | $0.0005 | **$0.0005** |
| **Shares issued and outstanding** | 81,088,770 | **81,088,770** |

## 11. SHARE-BASED COMPENSATION

### (a) Description of the share incentive plan

Share-based awards include share options related to Class A ordinary shares granted to employees, RSUs for Class A ordinary shares granted to employees, and restricted stock awards ("RSAs") for Class B ordinary shares granted to two founders, under the share incentive plan since the inception of the Company.

In November 2016, the Group adopted the Pony AI Inc. 2016 Share Plan (the "2016 Plan") pursuant to which the Board may grant share-based awards as an incentive. After several share splits and amendments, the number of ordinary shares reserved for issuance under the Plan has been updated to 58,427,257 ordinary shares since January 2020.

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 11. SHARE-BASED COMPENSATION (continued)

### (a) Description of the share incentive plan (continued)

Share options generally have a 10-year contractual term and vest over a four-year period starting from the date specified in each agreement. The share options will vest in accordance with the vesting schedules set out in the respective share award agreements with vesting period ranging from 2 to 5 years. The RSUs will vest in accordance with the vesting schedules set out in the respective share award agreements with vesting period ranging from 1 to 5 years. In addition to the above service condition, certain share options and RSUs also include performance vesting condition which is contingent on the completion of an IPO or a sale event.

In March 2024, the Company and certain optionees reached an agreement to exchange their share options with RSUs, at the fixed fair value basis of these share options on the exchange date. As a result, 2,195,928 RSUs were newly granted for the exchange of 2,223,175 share options. As the terms and the fair value of the awards are identical before and after the exchange, there is no impact on the unaudited condensed consolidated financial statements.

In April 2026, the Company adopted a new employee equity incentive scheme (the "2026 Plan"). The maximum number of ordinary shares that may be issued under the 2026 Plan is 43,354,155, which is subject to certain adjustments pursuant to the terms of the 2026 Plan. These share awards carry a 10-year contractual term and vest over a period of 1 to 4 years starting from the date specified in each agreement. In addition to the above service condition, certain share options also include performance vesting condition based on virtual driver business development.

For the six months ended June 30, 2026, a total of 62,500 RSUs were withheld by the Company as a result of net share settlements to satisfy certain employees' income tax obligations. The Company paid $572 (equal to the fair value of these RSUs on the settlement dates) to settle the employees' tax obligations related to the RSUs withheld, which is charged directly to the additional paid-in capital. These net share settlements had the effect of share repurchases by the Company as they reduced the number of shares that would have otherwise been issued as a result of the vesting.

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 11. SHARE-BASED COMPENSATION (continued)

### (b) Share option activities

A summary of the Company's share option activities for the six months ended June 30, 2025 and 2026 is as follows:

| | Number of Share Options | Weighted Average Exercise Price | Weighted Average Remaining Life (in Years) | Aggregate Intrinsic Value |
|---|---|---|---|---|
| **Outstanding as of January 1, 2025** | 8,773,669 | 0.53 | 3.33 | 121,224 |
| Granted | 100,915 | 5.60 | – | – |
| Exercised | (5,924,873) | 0.36 | – | – |
| Forfeited or expired | (16,798) | 1.76 | – | – |
| **Outstanding as of June 30, 2025** | 2,931,913 | 1.05 | 3.77 | 35,621 |
| **Exercisable as of June 30, 2025** | 2,831,998 | 0.89 | 3.55 | 34,796 |
| **Outstanding as of January 1, 2026** | **1,621,005** | **1.31** | **3.76** | **21,379** |
| Granted | **15,000** | **10.36** | **–** | **–** |
| Exercised | **483,951** | **0.71** | **–** | **–** |
| **Outstanding as of June 30, 2026** | **1,152,054** | **1.69** | **3.73** | **6,116** |
| **Exercisable as of June 30, 2026** | **1,086,597** | **1.38** | **3.41** | **6,048** |

The weighted average grant date fair value of share options vested during the six months ended June 30, 2025 and 2026, was $2.33 and $1.81, respectively. The total grant date fair value of the share options vested for the six months ended June 30, 2025 and 2026 was $5 and $91, respectively.

Cash received from exercise of share option under the 2016 Plan and 2026 Plan for the six months ended June 30, 2025 and 2026 was $1.68 million and $0.34 million, respectively.

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 11. SHARE-BASED COMPENSATION (continued)

### (c) RSUs activities

A summary of the Company's RSUs activities for the six months ended June 30, 2025 and 2026 is as follows:

| | Number of RSUs | Weighted Average Grant Date Fair Value |
|---|---|---|
| **Unvested as of January 1, 2025** | 7,168,226 | 13.38 |
| Granted | 3,291,586 | 5.30 |
| Vested | (1,323,882) | 14.03 |
| Forfeited | (275,028) | 11.60 |
| **Unvested as of June 30, 2025** | 8,860,902 | 10.34 |

| | **Number of RSUs** | **Weighted Average Grant Date Fair Value** |
|---|---|---|
| **Unvested as of January 1, 2026** | **8,158,897** | **11.37** |
| Granted | **8,713,269** | **10.10** |
| Vested | **(1,881,893)** | **9.97** |
| Forfeited | **(1,721,480)** | **11.39** |
| **Unvested as of June 30, 2026** | **13,268,793** | **10.73** |

As of June 30, 2026, the weighted average remaining contractual life of outstanding RSUs is 9.31 years. As of June 30, 2026, there were 707 RSUs that have been vested but not settled.

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 11. SHARE-BASED COMPENSATION (continued)

### (d) Valuation

For the six months ended June 30, 2025 and 2026, the share-based compensation expenses were $16.2 million and $13.6 million, respectively, of which $11.9 million and $9.0 million, respectively, were included in R&D expenses and $4.3 million and $4.6 million, respectively, were included in selling, general and administrative expenses in the unaudited condensed consolidated statements of operations and comprehensive loss.

As of June 30, 2026, the unrecognized share-based compensation expenses related to outstanding unvested share options and RSUs for employees that are expected to vest were approximately $75 and $122.5 million, respectively. The unrecognized share-based compensation expenses are expected to be recognized over a weighted-average period of approximately 3.75 years and 3.3 years for share options and RSUs, respectively.

There were no share options granted to non-employees during the six months ended June 30, 2025 and 2026.

## 12. TAXATION

The Group is registered in the Cayman Islands and mainly operates in two taxable jurisdictions — the PRC and the U.S. The Group's loss before income tax for the six months ended June 30, 2025 and 2026, is as follows:

| | Six months ended June 30, | |
|---|---|---|
| | 2025 | **2026** |
| Loss from the PRC operations | (63,963) | **(69,198)** |
| Loss from non-PRC operations | (26,676) | **(29,662)** |
| **Loss before income tax** | (90,639) | **(98,860)** |
| Income tax expenses applicable to the PRC operations | – | **–** |
| Income tax expenses applicable to non-PRC operations | (1) | **(1)** |
| **Total income tax expenses** | (1) | **(1)** |

For interim income tax reporting, the Group estimates its annual effective tax rate and applies it to its year-to-date ordinary income. The tax effects of unusual or infrequently occurring items including changes in judgment about valuation allowances and effects of changes in tax laws or rates are reflected in the interim periods presented.

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 13. RELATED-PARTY BALANCES AND TRANSACTIONS

### (a) Related parties

| Name of related parties | Relationship with the Group |
|---|---|
| Toyota Motor Corporation ("TMC") | Shareholder of the Group |
| Sinotrans Limited ("Sinotrans") | Non-controlling shareholder of Cyantron Logistics |
| Zhuifeng Intelligent Technology (Guangzhou) Co., Ltd ("Zhuifeng Intelligent") | Equity method investee |

### (b) The Group had the following balances and transactions with major related parties:

| | As of December 31, 2025 | **As of June 30, 2026** |
|---|---|---|
| **Amounts due from related parties** | | |
| TMC (trade nature) | 7 | **–** |
| Sinotrans (trade nature) | 10,153 | **11,243** |
| Zhuifeng Intelligent (trade nature) | 1,178 | **1,664** |
| **Total** | 11,338 | **12,907** |

An aging analysis based on revenue dates for the trade nature amounts due from related parties is as follows:

| | As of December 31, 2025 | **As of June 30, 2026** |
|---|---|---|
| **Amounts due from related parties** | | |
| Within 3 months | 9,676 | **11,633** |
| Between 3 months and 6 months | 1,662 | **357** |
| 6 months to 1 year | – | **917** |
| **Total** | 11,338 | **12,907** |

| | As of December 31, 2025 | **As of June 30, 2026** |
|---|---|---|
| **Amounts due to related parties** | | |
| Sinotrans (trade nature) | 1,422 | **1,250** |
| **Total** | 1,422 | **1,250** |

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 13. RELATED-PARTY BALANCES AND TRANSACTIONS (continued)

### (b) The Group had the following balances and transactions with major related parties: (continued)

An aging analysis for the trade nature amounts due to related parties is as follows:

| | As of December 31, 2025 | As of June 30, 2026 |
|---|---|---|
| **Amounts due to related parties** | | |
| Within 1 year | 1,422 | **1,250** |
| **Total** | 1,422 | **1,250** |

| | Six months ended June 30, 2025 | Six months ended June 30, 2026 |
|---|---|---|
| **Revenues** | | |
| TMC | 11 | **1** |
| Sinotrans | 11,137 | **19,797** |
| Zhuifeng Intelligent | – | **1,993** |
| **Total** | 11,148 | **21,791** |

| | As of December 31, 2025 | As of June 30, 2026 |
|---|---|---|
| **Operating and finance lease** | | |
| *Operating lease liabilities* | | |
| Sinotrans | 39 | **–** |
| *Finance lease liabilities* | | |
| Sinotrans | 1,334 | **1,048** |

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 13. RELATED-PARTY BALANCES AND TRANSACTIONS (continued)

### (b) The Group had the following balances and transactions with major related parties: (continued)

| | Six months ended June 30, | |
|---|---|---|
| | 2025 | **2026** |
| **Operating and finance lease** | | |
| *Cost:* | | |
| Sinotrans | 454 | **392** |
| *Selling, general and administrative expenses:* | | |
| Sinotrans | 18 | **19** |
| *Interest expense:* | | |
| Sinotrans | 38 | **30** |

| | Six months ended June 30, | |
|---|---|---|
| | 2025 | **2026** |
| **Transportation service** | | |
| *Cost:* | | |
| Sinotrans | – | **567** |

## 14. NET LOSS PER SHARE

Basic and diluted net loss per share have been calculated in accordance with ASC 260 for the six months ended June 30, 2025 and 2026. The following table sets forth the computation of basic and diluted net loss per share:

| | Six months ended June 30, | |
|---|---|---|
| | 2025 | **2026** |
| **Numerator:** | | |
| Net loss attributable to ordinary shareholders | (96,086) | **(110,251)** |
| **Denominator:** | | |
| Weighted average number of ordinary shares outstanding used in computing net loss per share, basic and diluted | 359,375,886 | **433,546,371** |
| **Net loss per share and per ADS, basic and diluted** | (0.27) | **(0.25)** |

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 14. NET LOSS PER SHARE (continued)

Basic and diluted loss per share and per ADS is computed using the weighted average number of ordinary shares outstanding during the period. Both Class A and Class B ordinary shares are included in the calculation of the weighted average number of ordinary shares outstanding, basic and diluted as economic rights and obligations are applied equally to both Class A and Class B ordinary shares.

The following ordinary share equivalents were excluded from the computation of diluted net loss per share to eliminate any antidilutive effect:

| | Six months ended June 30, | |
|---|---|---|
| | 2025 | **2026** |
| Share options | 7,730,527 | **1,232,320** |
| RSUs | 20,740,341 | **4,310,991** |
| **Total** | 28,470,868 | **5,543,311** |

## 15. DIVIDENDS

No dividends were paid, declared or proposed during the six months ended June 30, 2026 (six months ended June 30, 2025: nil). The Directors have determined that no dividend will be paid in respect of the six months ended June 30, 2026.

## 16. ACCOUNTS RECEIVABLE, NET

| | As of December 31, 2025 | **As of June 30, 2026** |
|---|---|---|
| Accounts receivable, gross | 25,792 | **46,041** |
| Allowance for doubtful accounts | (2,148) | **(2,717)** |
| **Accounts receivable, net** | 23,644 | **43,324** |

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 16. ACCOUNTS RECEIVABLE, NET (continued)

An aging analysis based on invoice dates is as follows:

| | As of December 31, 2025 | **As of June 30, 2026** |
|---|---|---|
| Within 3 months | 12,034 | **21,924** |
| Between 3 months and 6 months | 4,385 | **13,519** |
| Between 6 months and 1 year | 4,245 | **3,025** |
| More than 1 year | 2,980 | **4,856** |
| **Total** | 23,644 | **43,324** |

The average loss rate based on aging is as follows:

| | As of December 31, 2025 | | | **As of June 30, 2026** | | |
|---|---|---|---|---|---|---|
| | Average loss rate | Gross carrying amount | Net carrying amount | **Average loss rate** | **Gross carrying amount** | **Net carrying amount** |
| Within 3 months | 1.00% | 12,156 | 12,034 | **1.00%** | **22,146** | **21,924** |
| Between 3 months and 6 months | 1.22% | 4,439 | 4,385 | **1.16%** | **13,678** | **13,519** |
| Between 6 months and 1 year | 5.08% | 4,472 | 4,245 | **5.29%** | **3,194** | **3,025** |
| More than 1 year | 36.93% | 4,725 | 2,980 | **30.86%** | **7,023** | **4,856** |
| **Total** | | 25,792 | 23,644 | | **46,041** | **43,324** |

## 17. PREPAYMENT FOR LONG-TERM INVESTMENTS

The balance represented a prepayment made to a counterparty for the establishment of a joint venture. For the six months ended June 30, 2026, the Group recognized an impairment loss of $25.0 million on the prepayment, given that recovery of the underlying assets was assessed to be no longer probable. Such impairment loss is included in "other income (expenses), net".

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 18. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

The unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards. The effects of material differences between the unaudited condensed consolidated financial statements of the Group prepared under U.S. GAAP and IFRS Accounting Standards are as follows:

| | For the six months ended June 30, 2025 IFRS Accounting Standards adjustments | | | | | |
|---|---|---|---|---|---|---|
| | Amounts as reported under U.S. GAAP | Lease accounting *Note i* | Share-based compensation *Note ii* | Issuance costs in relation to the listing *Note iii* | Investments measured at fair value *Note iv* | Amounts as reported under IFRS Accounting Standards |
| Research and development expenses | (96,516) | 228 | (4,351) | – | – | (100,639) |
| Selling, general and administrative expenses | (26,574) | 27 | (1,795) | (4,763) | – | (33,105) |
| **Total operating expenses** | (123,090) | 255 | (6,146) | (4,763) | – | (133,744) |
| Other income (expenses), net | 4,219 | (355) | – | – | – | 3,864 |
| Investment income | 28,687 | – | – | – | (14,986) | 13,701 |
| Gains from fair value change of investments | – | – | – | – | 1,215 | 1,215 |
| **Loss before income tax** | (90,639) | (100) | (6,146) | (4,763) | (13,771) | (115,419) |
| Income tax expenses | (1) | – | – | – | – | (1) |
| **Net loss** | (90,640) | (100) | (6,146) | (4,763) | (13,771) | (115,420) |
| Net income attributable to non-controlling interests | 5,446 | – | – | – | – | 5,446 |
| **Net loss attributable to Pony AI Inc.** | (96,086) | (100) | (6,146) | (4,763) | (13,771) | (120,866) |
| Unrealized gain on available-for – sale investments, net of tax of $(25), for the six months ended June 30, 2025 | (13,771) | – | – | – | 13,771 | – |
| **Total other comprehensive (loss) income** | (13,657) | – | – | – | 13,771 | 114 |
| **Total comprehensive loss** | (104,297) | (100) | (6,146) | (4,763) | – | (115,306) |
| **Total comprehensive loss attributable to Pony AI Inc.** | (104,045) | (100) | (6,146) | (4,763) | – | (115,054) |

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 18. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

| | For the six months ended June 30, 2026 IFRS Accounting Standards adjustments | | | | | |
|---|---|---|---|---|---|---|
| | Amounts as reported under U.S. GAAP | Lease accounting *Note i* | Share-based compensation *Note ii* | Issuance costs in relation to the listing *Note iii* | Investments measured at fair value *Note iv* | Amounts as reported under IFRS Accounting Standards |
| Research and development expenses | (104,114) | 257 | (5,504) | – | – | (109,361) |
| Selling, general and administrative expenses | (31,876) | 33 | 66 | – | – | (31,777) |
| **Total operating expenses** | (135,990) | 290 | (5,438) | – | – | (141,138) |
| Other income (expenses), net | (22,644) | (393) | – | – | – | (23,037) |
| Investment income | 22,200 | – | – | – | (308) | 21,892 |
| Gains from fair value change of investments | – | – | – | – | 2,744 | 2,744 |
| **Loss before income tax** | (98,860) | (103) | (5,438) | – | 2,436 | (101,965) |
| Income tax expenses | (1) | – | – | – | – | (1) |
| **Net loss** | (98,861) | (103) | (5,438) | – | 2,436 | (101,966) |
| Net income attributable to non-controlling interests | 11,390 | – | – | – | – | 11,390 |
| **Net loss attributable to Pony AI Inc.** | (110,251) | (103) | (5,438) | – | 2,436 | (113,356) |
| Unrealized gain on available-for-sale investments, net of tax of $600, for the six months ended June 30, 2026 | 2,436 | – | – | – | (2,436) | – |
| **Total other comprehensive income (loss)** | 22,106 | – | – | – | (2,436) | 19,670 |
| **Total comprehensive loss** | (76,755) | (103) | (5,438) | – | – | (82,296) |
| **Total comprehensive loss attributable to Pony AI Inc.** | (90,133) | (103) | (5,438) | – | – | (95,674) |

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 18. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

| | Amounts as reported under U.S. GAAP | As of December 31, 2025 IFRS Accounting Standards adjustments | | | | Amounts as reported under IFRS Accounting Standards |
|---|---|---|---|---|---|---|
| | | Lease accounting *Note i* | Share-based compensation *Note ii* | Issuance costs in relation to the listing *Note iii* | Investments measured at fair value *Note iv* | |
| Short-term investments | 872,158 | – | – | – | (279,611) | 592,547 |
| Financial assets at fair value through profit or loss, current | – | – | – | – | 279,611 | 279,611 |
| Operating lease right-of-use assets | 14,811 | (399) | – | – | – | 14,412 |
| Long-term investments | 454,942 | – | – | – | (161,749) | 293,193 |
| Financial assets at fair value through profit or loss, non-current | – | – | – | – | 158,806 | 158,806 |
| **Total assets** | 1,812,837 | (399) | – | – | (2,943) | 1,809,495 |
| **Total liabilities** | 103,838 | – | – | – | – | 103,838 |
| Additional paid-in capital | 3,078,559 | – | (29,979) | 15,635 | – | 3,064,215 |
| Accumulated deficit | (1,421,955) | (399) | 29,979 | (15,635) | (3,309) | (1,411,319) |
| Accumulated other comprehensive (loss) income | (4,899) | – | – | – | 366 | (4,533) |
| **Total Pony AI Inc. shareholders' equity** | 1,652,277 | (399) | – | – | (2,943) | 1,648,935 |
| **Total shareholders' equity** | 1,708,999 | (399) | – | – | (2,943) | 1,705,657 |

(All amounts in USD thousands, except share, per share, and per ADS data or otherwise noted)

## 18. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

| | As of June 30, 2026 IFRS Accounting Standards adjustments | | | | | |
|---|---|---|---|---|---|---|
| | Amounts as reported under U.S. GAAP | Lease accounting *Note i* | Share-based compensation *Note ii* | Issuance costs in relation to the listing *Note iii* | Investments measured at fair value *Note iv* | Amounts as reported under IFRS Accounting Standards |
| Short-term investments | 787,008 | – | – | – | (204,462) | 582,546 |
| Financial assets at fair value through profit or loss, current | – | – | – | – | 204,462 | 204,462 |
| Operating lease right-of-use assets | 18,792 | (502) | – | – | – | 18,290 |
| Long-term investments | 375,660 | – | – | – | (203,735) | 171,925 |
| Financial assets at fair value through profit or loss, non-current | – | – | – | – | 200,792 | 200,792 |
| **Total assets** | 1,738,639 | (502) | – | – | (2,943) | 1,735,194 |
| **Total liabilities** | 93,005 | – | – | – | – | 93,005 |
| Additional paid-in capital | 3,091,949 | – | (24,541) | 15,635 | – | 3,083,043 |
| Accumulated deficit | (1,532,273) | (502) | 24,541 | (15,635) | (873) | (1,524,742) |
| Accumulated other comprehensive income (loss) | 15,219 | – | – | – | (2,070) | 13,149 |
| **Total Pony AI Inc. shareholders' equity** | 1,575,534 | (502) | – | – | (2,943) | 1,572,089 |
| **Total shareholders' equity** | 1,645,634 | (502) | – | – | (2,943) | 1,642,189 |

## 18. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

*Notes:*

**(i) Lease accounting**

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expenses to produce a straight-line recognition effect in profit or loss.

Under IFRS Accounting Standards, the amortization of the right-of-use assets is on a straight-line basis while the interest expenses related to the lease liabilities are measured at amortized cost.

**(ii) Share-based compensation**

***(1) Accounting for forfeitures of share-based awards***

Under U.S. GAAP, companies make an entity-wide accounting policy election to account for award forfeitures as they occur or by estimating expected forfeitures as compensation cost is recognized, and the Group has chosen to account for forfeitures when they occur. Under IFRS Accounting Standards, a similar policy election will not be allowed, and forfeitures must be estimated.

***(2) Attribution – share-based awards with graded-vesting features***

For the share-based awards granted to employees with service condition only, the share-based compensation expenses were recognized over the vesting period using straight-line method under U.S. GAAP. While under IFRS Accounting Standards, the graded vesting method must be applied.

***(3) Share-based awards with performance targets met after the service period***

Under U.S. GAAP, a performance target that may be met after the requisite service period is complete, such as the fulfilment of a qualified successful IPO, is a performance vesting condition. The fair value of the award should not incorporate the probability of a performance condition vesting, but rather should be recognized only if the performance condition is probable of being achieved. The cumulative share-based compensation expenses for the share options that have satisfied the service condition were recorded in November 2024. Under IFRS Accounting Standards, a performance target that may be met after the requisite service period is a non-vesting condition and is reflected in the measurement of the grant date fair value of an award, and share-based compensation expenses for the share options were recognized during the requisite service period based on the service conditions. Thus, share-based compensation expenses were recorded earlier under IFRS Accounting Standards than under U.S. GAAP.

***(4) Modification accounting on share-based awards***

For the share-based awards which vesting is improbable but becomes probable, under U.S. GAAP, compensation cost is recognized on the basis of the modified award's fair-value-based measure as of the modification date. While under IFRS Accounting Standards, compensation cost is recognized on the basis of the grant-date fair value of the original award plus the incremental value of the modified award on the modification date.

## 18. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (continued)

### (iii) Issuance costs in relation to the listing

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS Accounting Standards, such issuance costs apply different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

### (iv) Investments measured at fair value

Under U.S. GAAP, for investments in investee's shares and convertible bonds which are determined to be debt securities, the Group accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses, net of taxes recorded in accumulated other comprehensive (loss) income. Realized gains or losses on the sales of these securities are recognized on the consolidated statements of operations and comprehensive loss.

Under IFRS Accounting Standards, the aforementioned investments are classified as financial assets at fair value through profit or loss and measured at fair value. Fair value changes of these long-term investments are recognized in profit or loss.

## 19. SUBSEQUENT EVENTS

In July 2026, the Company granted 1,326,736 RSUs to its employees under the 2026 Plan. These share awards carry a 10-year contractual term and vest over a period of four years starting from the date specified in each agreement.

# Definitions

In this interim report, the following expressions have the meanings set out below unless the context requires otherwise.

| | |
|---|---|
| "2016 Share Plan" | the share-based awards scheme adopted by the Company on December 3, 2016 and amended in 2019 and 2020 |
| "2026 Share Scheme" | the 2026 share scheme adopted by the Company on April 2, 2026 |
| "ADSs" | American Depositary Shares, each representing one Class A Ordinary Share |
| "affiliate(s)" | with respect to any specified person, any other person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified person |
| "Articles of Association" or "Articles" | the tenth amended and restated articles of association of the Company adopted by a special resolution of the shareholders of the Company on April 2, 2026 |
| "Audit Committee" | the audit committee of the Board |
| "Board" or "our Board" | the board of Directors |
| "Chief Executive Officer" | chief executive officer of our Company |
| "Chief Technology Officer" | chief technology officer of our Company |
| "China", "Chinese Mainland" or "PRC" | the People's Republic of China which, for the purpose of this interim report and for geographical reference only, excluding Hong Kong, Macao Special Administrative Region of the People's Republic of China, and Taiwan Region |
| "Class A Ordinary Shares" | Class A ordinary shares of the share capital of the Company with a par value of US$0.0005 each, conferring a holder of a Class A ordinary share one (1) vote per share on all matters subject to the vote at general meetings of the Company |
| "Class B Ordinary Shares" | Class B ordinary shares of the share capital of the Company with a par value of US$0.0005 each, conferring weighted voting rights in the Company such that a holder of a Class B ordinary share is entitled to ten (10) votes per share on all matters subject to the vote at general meetings of the Company, subject to the requirements under Rule 8A.24 of the Listing Rules that the Reserved Matters shall be voted on a one (1) vote per share basis |

| | |
|---|---|
| "Company", "our Company", or "the Company" | Pony AI Inc. (Stock Code: 2026, Nasdaq Symbol: PONY), an exempted company with limited liability incorporated under the laws of the Cayman Islands on November 4, 2016 |
| "Compensation Committee" | the compensation committee of the Board |
| "connected person(s)" | has the meaning ascribed thereto under the Listing Rules |
| "connected transaction(s)" | has the meaning ascribed thereto under the Listing Rules |
| "Controlling Shareholder" | has the meaning ascribed to it under the Listing Rules |
| "Corporate Governance Code" | the Corporate Governance Code set out in Appendix C1 of the Listing Rules |
| "Corporate Governance Committee" | the corporate governance committee of the Board |
| "Depositary" | Deutsche Bank Trust Company Americas, the Depositary of the ADSs |
| "Director(s)" | the director(s) of our Company |
| "Dr. Lou" | Dr. Tiancheng Lou (樓天城), an executive Director and the Chief Technology Officer of our Company |
| "Dr. Peng" | Dr. Jun Peng (彭軍), the chairman of the Board, an executive Director and the Chief Executive Officer of our Company |
| "EGM" | the extraordinary general meeting of the Company convened on Thursday, April 2, 2026 |
| "GAAP" | generally accepted accounting principles |
| "Global Offering" | the Hong Kong Public Offering and the International Offering as defined in the Prospectus |
| "Group", "we", "us" or "our" | our Company and its subsidiaries, or any one of them as the context may require, and where the context requires, the businesses operated by our Company and/or its subsidiaries and their predecessors (if any) |
| "HK$" | Hong Kong dollars, the lawful currency of Hong Kong |

| | |
|---|---|
| "Hong Kong" | the Hong Kong Special Administrative Region of the People's Republic of China |
| "Latest Practicable Date" | September 18, 2026, being the latest practicable date prior to the publication of this interim report |
| "Listing" | the listing of the Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange |
| "Listing Date" | November 6, 2025, Hong Kong time, the date on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were to be first permitted to take place on the Hong Kong Stock Exchange |
| "Listing Rules" | the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time |
| "Main Board" | the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operates in parallel with the GEM of the Hong Kong Stock Exchange |
| "Model Code" | the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Listing Rules |
| "Nasdaq" | The Nasdaq Global Select Market |
| "Nomination Committee" | the nomination committee of the Board |
| "Prospectus" | the prospectus of the Company dated October 28, 2025 |
| "Renminbi" or "RMB" | the lawful currency of China |
| "Reporting Period" | the six months ended June 30, 2026 |

| | |
|---|---|
| "Reserved Matters" | those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum and Articles, (ii) the variation of the rights attached to any class of Shares, (iii) the appointment or removal of an independent non-executive Director, (iv) the appointment or removal of the Company's auditors, and (v) the voluntary winding-up of the Company |
| "SEC" | the U.S. Securities and Exchange Commission |
| "SFO" or "Securities and Futures Ordinance" | the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, as amended, supplemented or otherwise modified from time to time |
| "Shareholder(s)" | holder(s) of our Share(s) |
| "Share(s)" | our Class A Ordinary Shares and Class B Ordinary Shares, par value US$0.0005 per share |
| "Sinotrans" | Sinotrans Limited (中國外運股份有限公司) and its subsidiaries. Sinotrans Limited is a joint stock limited company incorporated in the PRC, the shares of which are listed on the Hong Kong Stock Exchange (HKEX: 598) and Shanghai Stock Exchange (SSE: 601598). As of the Latest Practicable Date, Sinotrans Limited is a 49% shareholder of Cyantron Logistics, and as such a connected person of the Company |
| "Stock Exchange" or "Hong Kong Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "subsidiary(ies)" | has the meaning ascribed to it under the Listing Rules |
| "substantial shareholder(s)" | has the meaning ascribed to it in the Listing Rules |

| | |
|---|---|
| "treasury shares" | has the meaning ascribed to it under the Listing Rules |
| "U.S. GAAP" | the accounting principles generally accepted in the United States of America |
| "USD", "US$" or "U.S. dollars" | United States dollars, the lawful currency of the U.S. |
| "weighted voting right" or "WVR" | has the meaning ascribed to it in the Listing Rules |
| "WVR Beneficiary(ies)" | has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Dr. Peng and Dr. Lou |
| "WVR Structure" | has the meaning ascribed to it in the Listing Rules |
| "%" | per cent |

Pony AI Inc.